Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

ELI LILLY AND COMPANY,

RIDGEWAY ACQUISITION CORPORATION

and

VERVE THERAPEUTICS, INC.

Dated as of June 16, 2025

TABLE OF CONTENTS

		Page

ARTICLE I THE OFFER		6
Section 1.1.	The Offer	6
Section 1.2.	Company Consent; Schedule 14D-9	9
Section 1.3.	Stockholder Lists	10

ARTICLE II THE MERGER		11
Section 2.1.	The Merger	10
Section 2.2.	Closing; Effective Time	10
Section 2.3.	Effects of the Merger	11
Section 2.4.	Certificate of Incorporation and Bylaws of the Surviving Corporation	11
Section 2.5.	Directors and Officers	11
Section 2.6.	Merger Without a Vote of Stockholders	11

ARTICLE III EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS		12
Section 3.1.	Conversion of Securities	12
Section 3.2.	Treatment of Equity Awards	12
Section 3.3.	Dissenting Shares	14
Section 3.4.	Surrender of Shares	15
Section 3.5.	Section 16 Matters	17
Section 3.6.	Withholding	17
Section 3.7.	Transfer Taxes	17

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		18
Section 4.1.	Organization and Corporate Power; Subsidiary	18
Section 4.2.	Authorization; Valid and Binding Agreement	19
Section 4.3.	Capital Stock	19
Section 4.4.	No Breach	21
Section 4.5.	Consents	21
Section 4.6.	SEC Reports; Disclosure Controls and Procedures	21
Section 4.7.	No Undisclosed Liabilities	23
Section 4.8.	Absence of Certain Developments	24
Section 4.9.	Compliance with Laws	24
Section 4.10.	Title to Tangible Properties	24
Section 4.11.	Tax Matters	25
Section 4.12.	Contracts and Commitments	27
Section 4.13.	Intellectual Property	30
Section 4.14.	Litigation	33
Section 4.15.	Insurance	33
Section 4.16.	Employee Benefit Plans	34
Section 4.17.	Environmental Compliance and Conditions	36
Section 4.18.	Employment and Labor Matters	36

Annexes

Annex I	Conditions to the Offer
Annex II	Certificate of Incorporation of the Surviving Corporation
Annex III	Bylaws of the Surviving Corporation
Annex IV	Contingent Value Rights Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 16, 2025 (this “Agreement”), is entered into by and among Eli Lilly and Company, an Indiana corporation (“Parent”), Ridgeway Acquisition Corporation, a Delaware corporation and indirect wholly owned Subsidiary of Parent (“Purchaser”), and Verve Therapeutics, Inc., a Delaware corporation (the “Company”).

WHEREAS, the boards of directors of Purchaser and the Company each have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement and, accordingly, Purchaser has agreed to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all of the issued and outstanding shares (each, a “Share” and, collectively, “Shares”) of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), for $10.50 per Share, net to the seller in cash, without interest (the “Closing Amount”) and less any applicable Tax withholding, plus one contingent value right per Share (each, a “CVR” and, collectively, the “CVRs”) which shall represent the right to receive the Milestone Payment (as such term is used in the Contingent Value Rights Agreement in the form attached hereto as Annex IV (the “CVR Agreement”) to be entered into between Parent and an agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”)), if any, at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”) and less any applicable Tax withholding;

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the Surviving Corporation, and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive the Merger Consideration, net to the Seller in cash and without interest and less any applicable Tax withholding, upon the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Contemplated Transactions are advisable, fair to, and in the best interests of, the Company and the holders of the Shares, (ii) duly authorized and approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Contemplated Transactions upon the terms and subject to the conditions set forth herein, (iii) resolved that this Agreement and the Contemplated Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the board of directors of Purchaser has, on the terms and subject to the conditions set forth herein, adopted this Agreement and approved the Contemplated Transactions, including the Offer and the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, certain stockholders of the Company are executing and delivering a Tender and Support Agreement in favor of the Company (collectively, the “Tender and Support Agreements”), pursuant to which such stockholders, among other things, will agree to tender all Shares beneficially owned by them to Purchaser in the Offer; and

WHEREAS, the sole stockholder of Purchaser will approve this Agreement immediately following its execution and deliver or cause to be delivered the irrevocable written consent of the sole stockholder of Purchaser adopting this Agreement in accordance with the DGCL and the organizational documents of the Purchaser.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) Commencement and Term of the Offer.

(i) Subject to the terms and conditions of this Agreement (and provided that this Agreement shall not have been terminated in accordance with Article VIII), Purchaser shall, and Parent shall cause Purchaser to, as promptly as practicable after the date of this Agreement (but in no event later than July 1, 2025), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer to purchase for cash any (subject to the Minimum Tender Condition) and all Shares at the Offer Price; provided that if, at the time Purchaser intends to commence the Offer, the Company is not prepared to file with the U.S. Securities and Exchange Commission (the “SEC”) and to disseminate to holders of Shares the Schedule 14D-9, Purchaser may, but until such time as the Company is so prepared, shall not be obligated to, commence the Offer. The obligation of Purchaser to accept for payment and to pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject only to the satisfaction or waiver (to the extent permitted hereunder) of those conditions set forth in Annex I (the “Offer Conditions”). Unless extended in accordance with Section 1.1(a)(ii), the Offer will expire at one (1) minute after 11:59 p.m. Eastern Time on the twentieth (20th) Business Day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”), or, if the Offer has been extended in accordance with Section 1.1(a)(ii), at the time and date to which the Offer has been so extended (the Initial Expiration Date, or such later time and date to which the Offer has been extended in accordance with Section 1.1(a)(ii), the “Expiration Date”). Purchaser expressly reserves the right at any time or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, in whole or in part, including the Offer Price, except that, without the prior written consent of the Company, Purchaser may not (A) decrease the Closing Amount or amend the terms of the CVRs or the CVR Agreement, (B) change the form of the consideration payable in the Offer, (C) decrease the maximum number of Shares sought pursuant to the Offer, (D) amend or waive the Minimum Tender Condition or the condition set forth in clause 2(e) of Annex I, (E) add to the conditions set forth on Annex I, (F) modify the conditions set forth on Annex I in a manner adverse to the holders of Shares, (G) extend the Expiration Date of the Offer except as required or expressly permitted by Section 1.1(a)(ii) or provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act or (H) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

(ii) Subject to the terms and conditions of this Agreement and to the satisfaction or waiver (to the extent permitted hereunder) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser shall accept for purchase any and all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after such scheduled Expiration Date, which shall be the next Business Day after the expiration of the Offer absent extenuating circumstances and, in any event, no more than three (3) Business Days after the expiration of the Offer (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser shall promptly (and in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the Paying Agent to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser shall not permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures that have not been “received” (as defined by Section 251(h)(6) of the DGCL) by Purchaser’s transfer agent. Purchaser shall (A) extend the Offer for one (1) or more periods of time of up to five (5) Business Days per extension (or for such longer period as may be agreed to by Parent and the Company) if at any scheduled Expiration Date any Offer Condition (other than solely (x) the Minimum Tender Condition and (y) any such conditions that by their nature are to be satisfied at the expiration of the Offer) is not satisfied and has not been waived (to the extent permitted hereunder) and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or The Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer; provided that Purchaser is not required to extend the Offer beyond the Outside Date. In addition, if at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by the Company, Purchaser shall) extend the Offer for one (1) or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Purchaser), but not more than five (5) Business Days each (or for such longer period as may be agreed to by Parent and the Company); provided that the Company shall not request Purchaser to, and Purchaser shall not be required to, extend the Offer pursuant to this sentence on more than three (3) occasions; provided, further, that Purchaser shall not without the prior written consent of the Company, and shall not be required to, extend the Offer beyond the Outside Date. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(b) On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (collectively with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that includes as exhibits the offer to purchase and related letter of transmittal and summary advertisement and other ancillary documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”) and shall disseminate the Offer Documents to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws and shall otherwise comply with the filing requirements of Rule 14d-3(a) promulgated under the Exchange Act and the disclosure requirements of Rule14d-6(a) promulgated under the Exchange Act, in each case, as and to the extent required by applicable Law. The Company shall furnish promptly to Parent and Purchaser all information reasonably requested by Parent and Purchaser concerning the Company and required by applicable federal securities Laws to be set forth in the Offer Documents. Except from and after a Change of Board Recommendation, Parent and Purchaser shall (i) afford the Company a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC, (ii) promptly provide the Company and its counsel with a copy of any written comments (and a description of any oral comments) received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, (iii) consult with the Company regarding any such comments prior to responding thereto and (iv) promptly provide the Company with copies of any written responses to any such comments. Parent and Purchaser shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to comply in all material respects with the requirements of applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents as well as any material omissions from the Offer Documents if and to the extent that it has become aware that such information has become false or misleading in any material respect. Parent and Purchaser shall take all steps necessary to cause the Offer Documents as so corrected to be promptly filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws. Parent and Purchaser shall respond reasonably promptly to any comments of the SEC or its staff with respect to the Offer Documents.

(c) Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(d) Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article VIII. If this Agreement is terminated pursuant to Article VIII, Purchaser shall terminate the Offer promptly (and in any event within one (1) Business Day of such termination of this Agreement pursuant to Article VIII), and Purchaser shall not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to Article VIII prior to the acquisition of Shares in the Offer, Purchaser shall promptly (and in any event within two (2) Business Days of such termination) return, and shall cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable Law, all Shares tendered into the Offer to the registered holders thereof.

(e) The (i) Offer Price and (ii) Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, division or subdivision of shares, consolidation of shares, stock split (including a reverse stock split), or combination, exchange, or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) or other similar transaction after the date of this Agreement and prior to (A) the payment by Purchaser for Shares validly tendered and not validly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration).

(f) Parent shall, and shall cause the Rights Agent to, at or prior to the Acceptance Time, duly authorize, execute and deliver the CVR Agreement.

(g) To the extent reasonably requested by the Company, Parent shall use commercially reasonable efforts to keep the Company reasonably informed on a reasonably prompt basis of the status of the Offer, including with respect to the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer and, upon the Company’s reasonable written request, use commercially reasonable efforts to provide the Company as soon as reasonably practicable with the most recent report then available detailing the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

Section 1.2. Company Consent; Schedule 14D-9. On the date of the filing of the Offer Documents, or as promptly thereafter as practicable (but in no event later than the first (1st) Business Day following the date on which the Offer Documents are filed), the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to the conditions set forth herein, the Company Board Recommendation; provided that the Company shall not be obligated to make such filing prior to July 1, 2025. The Company shall include in the Schedule 14D-9 (a) the information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 constitutes a notice of appraisal rights under Section 262(d)(2) of the DGCL and (b) the fairness opinion delivered by Centerview Partners LLC and Guggenheim Securities, LLC (together with a description of such firms’ related analyses). The Company shall establish the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL; provided that, such record date will not be more than ten (10) calendar days prior to the date that the Schedule 14D-9 is first mailed. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and, absent a Change of Board Recommendation, to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser shall, absent a Change of Board Recommendation, disseminate a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser shall furnish promptly to the Company all information concerning Parent and Purchaser reasonably requested by the Company or required by applicable federal securities Laws to be set forth in the Schedule 14D-9. Except with respect to any amendments filed in connection with an Acquisition Proposal or a Change of Board Recommendation, Parent and Purchaser shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC. The Company shall (i) promptly provide Parent, Purchaser and their counsel with a copy of any written comments (or a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, (ii) consult with Parent and Purchaser regarding any such comments prior to responding thereto and (iii) promptly provide Parent and Purchaser with copies of any written responses to any such comments, in each case, except with respect to comments related to an Acquisition Proposal or in connection with a Change of Board Recommendation. The Company shall cause the Schedule 14D-9 to comply in all material respects with the requirements of applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Schedule 14D-9. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it has become aware that such information has become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws. The Company shall respond reasonably promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

Section 1.3. Stockholder Lists. In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent and Purchaser with mailing labels, security position listings and computer files containing the names and addresses of the record holders of the Shares as of a recent practicable date (such date, the “Stockholder List Date”), and the Company shall furnish or cause to be furnished to Parent and Purchaser such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares. Except for such actions as are reasonably necessary to disseminate the Offer Documents, each of Parent and Purchaser shall hold and use all information and documents provided to it under this Section 1.3 in accordance with the Confidentiality Agreement.

ARTICLE II

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2. Closing; Effective Time. Subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251 of the DGCL), the closing of the Merger (the “Closing”) will take place remotely by exchange of documents and signatures (or their electronic counterparts), as soon as practicable following consummation of the Offer, but in no event later than the first (1st) Business Day, after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”). At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger.

Section 2.3. Effects of the Merger. The Merger will have the effects set forth herein and as set forth in the applicable provisions, including Section 259, of the DGCL.

Section 2.4. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex II, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Purchaser, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex III, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 2.5. Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation, or removal, or until his or her successor is duly elected and qualified. The Company shall request that each director or officer of the Company immediately prior to the Effective Time execute and deliver a letter effectuating his or her resignation as a member of the Company Board or an officer of the Company, to be effective as of the Effective Time.

Section 2.6. Merger Without a Vote of Stockholders. The Merger will be governed by and effected under Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 3.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), less any applicable Tax withholding. As of the Effective Time, all such Shares shall no longer be outstanding and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 3.4 and the CVR Agreement, without interest;

(b) each Share held in the treasury of the Company or owned by the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time will be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor;

(c) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one (1) fully paid and non-assessable share of common stock of the Surviving Corporation, which shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(d) each Dissenting Share immediately prior to the Effective Time will be cancelled and shall cease to exist, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in Section 3.3.

Section 3.2. Treatment of Equity Awards.

(a) The Company Board (or, if appropriate, the committee administering a Company equity incentive plan, inducement award program or other similar plan, program or arrangement under which equity incentive awards are outstanding, including the Endcadia, Inc. 2018 Equity Incentive Plan, the Verve Therapeutics, Inc. 2021 Stock Incentive Plan and the Verve Therapeutics, Inc. 2024 Inducement Stock Incentive Plan, but excluding the Verve Therapeutics, Inc. Amended and Restated 2021 Employee Stock Purchase Plan (the “Company ESPP”) (each, a “Company Equity Plan” and, collectively, the “Company Equity Plans”)) has adopted, or, as soon as practicable following the date of this Agreement (and, in any event, prior to the Effective Time), shall adopt, resolutions providing that, and has taken or shall take other necessary action providing that:

(i) at the Effective Time, each option to purchase Shares granted under a Company Equity Plan (excluding, for the avoidance of doubt, the Company ESPP) (each, a “Company Stock Option”) having an exercise price less than the Closing Amount (each such option, a “Company Cash-Out Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Cash-Out Stock Option will be entitled to receive (without interest), in consideration of the cancellation of such Company Cash-Out Stock Option, (A) an amount in cash (less applicable Tax withholdings pursuant to Section 3.6) equal to the product of (1) the total number of Shares subject to such Company Cash-Out Stock Option immediately prior to the Effective Time multiplied by (2) the excess, if any, of the Closing Amount over the applicable exercise price per Share under such Company Cash-Out Stock Option and (B) one (1) CVR for each Share subject to such Company Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting);

(ii) at the Effective Time, each Company Stock Option having an exercise price that is equal to or greater than the Closing Amount and less than the sum of the Closing Amount and the Milestone Payment (each such option, a “Closing Date Contingent Option”) that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Closing Date Contingent Option will be entitled to receive (without interest), in consideration of the cancellation of such Closing Date Contingent Option, an amount in cash (less applicable Tax withholdings pursuant to Section 3.6) equal to the product of (1) the total number of Shares subject to such Closing Date Contingent Option immediately prior to the Effective Time multiplied by (2) the cash payment a holder of one (1) CVR would receive, as and when such payment is made to the holders of CVRs; provided that each such Closing Date Contingent Option shall only receive the excess of the sum of (x) the Closing Amount plus (y) the Milestone Payment over the applicable exercise price of such Closing Date Contingent Option;

(iii) at the Effective Time, each Company Stock Option having an exercise price equal to or greater than the sum of the Closing Amount and the Milestone Payment that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled for no consideration;

(iv) at the Effective Time, each restricted stock unit granted under a Company Equity Plan (each such restricted stock unit, a “Company RSU”) that is outstanding and unvested shall become immediately vested in full, and at the Effective Time, each Company RSU will be cancelled, and, in exchange therefor, the holder of such cancelled Company RSU will be entitled to receive (without interest), in consideration of the cancellation of such Company RSU, (A) an amount in cash (less applicable Tax withholdings pursuant to Section 3.6) equal to the product of (1) the total number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (2) the Closing Amount and (B) one (1) CVR for each share of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (without regard to vesting); and

(v) each Company Equity Plan shall be terminated effective as of the Effective Time.

(b) Subject to Section 3.6, Parent shall cause the Surviving Corporation to make all payments to former holders of Company Cash-Out Stock Options, Closing Date Contingent Options and Company RSUs required under Section 3.2(a) as promptly as practicable after the Effective Time or the Milestone Payment Date, as applicable, and, in any event, no later than the next regularly scheduled payroll date that follows (i) with respect to the Closing Amount, the Effective Time and (ii) with respect to cash consideration payable upon satisfaction of the Milestone (as defined in the CVR Agreement) pursuant to the CVR Agreement, such time as the Rights Agent pays the aggregate Milestone Payment Amount (as defined in the CVR Agreement) in accordance with Section 2.4(b) of the CVR Agreement.

(c) The Company Board (or, if appropriate, the committee administering the Company ESPP) has passed, or, as soon as practicable after the date hereof shall pass such resolutions and shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to the Offering or Plan Period (each, as defined in the Company ESPP) in effect as of the date hereof, if any, no individual who was not a participant in the Company ESPP as of the date hereof may enroll in the Company ESPP with respect to such Offering or Plan Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Offering or Plan Period; (ii) no new Offering or Plan Period shall commence following the date hereof unless and until this Agreement is terminated; (iii) if the applicable purchase date with respect to the Plan Period would otherwise occur on or after the Closing Date, then (A) the Plan Period (such Plan Period, the “Final Offering Period”) will be shortened and the applicable purchase date with respect to the Final Offering Period will occur no later than three (3) Business Days prior to Closing Date and (B) each outstanding Share obtained through the exercise of any outstanding right under the Company ESPP shall receive the Merger Consideration pursuant to Section 3.1(a); and (iv) the Company ESPP shall terminate as of or prior to the Effective Time.

Section 3.3. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly exercised and perfected their respective demands for appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or effectively withdraws or otherwise loses his, her, or its right to appraisal. Instead, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and from and after the Effective Time, a holder of Dissenting Shares who has properly exercised appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Dissenting Shares, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares will be entitled only to receive payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect, effectively withdraws or otherwise loses his, her, or its right to appraisal in accordance with Section 262 of the DGCL, in which case such Dissenting Shares will be treated as if such Dissenting Shares had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon and less any applicable Tax withholding, in accordance with Section 3.4, pursuant to Section 3.1.

(b) The Company shall provide Parent with prompt written notice of any demands for appraisal (including copies of any written demands), withdrawals of such demands, and any other instruments received by the Company from holders of Shares relating to rights of appraisal, and Parent will have the opportunity and right to direct the conduct of all negotiations and proceedings with respect to demands for appraisal. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal, or agree to do any of the foregoing.

Section 3.4. Surrender of Shares.

(a) At or immediately after the Acceptance Time (but in no event later than immediately prior to the Effective Time), Parent shall deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), pursuant to a Paying Agent Agreement that shall be in form and substance reasonably acceptable to the Company, cash in an amount sufficient to pay the aggregate Closing Amount (calculated for the purposes of this Section 3.4(a) assuming that all outstanding Shares (other than Dissenting Shares) are tendered into the Offer), and Parent shall cause the Paying Agent to timely make all payments contemplated in Section 3.4(b). Such cash may be invested by the Paying Agent as directed by Parent; provided that (i) such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article III and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to, and for U.S. federal (and any applicable state or local) income tax purposes reported as earned by, the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Closing Amount, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 3.4(b). The aggregate Closing Amount as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 3.4(b), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand. Parent shall not be required to deposit any funds related to any CVR with the Rights Agent, unless and until such deposit is required pursuant to the terms of the CVR Agreement.

(b) As promptly as practicable after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”) or book-entry shares (each, a “Book-Entry Share”), which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form (which will (x) specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate to the Paying Agent and (y) contain such other provisions as are customary and reasonably acceptable to Parent and the Company) or a customary agent’s message with respect to Book-Entry Shares, as applicable and (ii) instructions for effecting the surrender of the Certificate or Book-Entry Share in exchange for payment of the Merger Consideration. Upon surrender of a Certificate or Book-

Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed (in the case of surrender of a Certificate), the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered will be cancelled. Until surrendered as contemplated by this Section 3.4(b), each Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c) No holder of record of a Book Entry Share, which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive in exchange therefor, the Merger Consideration for each Share formerly represented by such Book-Entry Share, and such Book-Entry Share will be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable in respect of a Book-Entry Share.

(d) At any time following the date that is six (6) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent or its designated Affiliate any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable to the holder of a Certificate or Book-Entry Share. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. None of Parent, Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered, or the applicable “agent’s message” or other evidence is not received in respect of a Book-Entry Share, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) previously entitled thereto.

(e) From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article III.

(f) In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), Parent shall cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate, without interest and less any applicable Tax withholding.

Section 3.5. Section 16 Matters. Prior to the Acceptance Time, the Company Board shall take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares, Company Stock Options and Company RSUs in the Contemplated Transactions.

Section 3.6. Withholding. The parties hereto and the Paying Agent are entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under the United States Internal Revenue Code of 1986, as amended (the “Code”), or the Treasury Regulations thereunder (the “Treasury Regulations”), or any other applicable Tax Law. Any compensatory amounts payable pursuant to or as contemplated by this Agreement, including pursuant to Section 3.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that any amounts are so deducted and withheld and paid over to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.7. Transfer Taxes. Except as otherwise provided in this Section 3.7, all Transfer Taxes imposed on the Offer or the Merger shall be paid by the Surviving Corporation, and the Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes. Notwithstanding the foregoing, if any payment pursuant to the Offer or the Merger is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition to such payment that (a) such Certificate so surrendered must be properly endorsed or must otherwise be in proper form and (b) the Person presenting such Certificate to the Paying Agent for payment must pay to the Paying Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or must establish to the satisfaction of the Paying Agent and Parent that such Tax has been paid or is not required to be paid.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents publicly available at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) (provided that nothing disclosed in the Company SEC Documents shall be deemed a qualification of, or modification to, the representations and warranties set forth in the first sentence of Section 4.1(a) (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3(a), (b) or (e) (Capital Stock), Section 4.21 (No Rights Agreement; Anti-Takeover Provisions) and Section 4.23 (No Vote Required)) or (b) the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement (which shall be arranged and in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article IV to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1. Organization and Corporate Power; Subsidiary.

(a) The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (and all such Permits are in full force and effect), except where the failure to hold such Permits would not have a Company Material Adverse Effect. The Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect.

(b) The Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of Massachusetts and has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (and all such Permits are in full force and effect), except where the failure to hold such Permits would not have a Company Material Adverse Effect. The Subsidiary of the Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect.

(c) True and complete copies of the certificate of incorporation and bylaws of the Company and its Subsidiary (the “Company Organizational Documents”), as in effect as of the date of this Agreement, have been heretofore made available to Parent and Purchaser. The Company is not in material violation of any of the provisions of the certificate of incorporation of the Company and is not in material violation of any of the provisions of the bylaws of the Company. Except as would not have a Company Material Adverse Effect, the Company’s Subsidiary is not in violation of any provisions of the Company Organizational Documents.

Section 4.2. Authorization; Valid and Binding Agreement. Assuming the Contemplated Transactions are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, the Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger. The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions, that (a) determined that this Agreement and the Contemplated Transactions are advisable, fair to and in the best interests of, the Company and the holders of the Shares, (b) duly authorized and approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Contemplated Transactions upon the terms and subject to the conditions set forth herein, (c) resolved that this Agreement and the Contemplated Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (d) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”), which actions have not, as of the date of this Agreement, been rescinded, modified or withdrawn. No other corporate action pursuant to the Laws of the State of Delaware, on the part of the Company, is necessary to authorize this Agreement. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser and Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3. Capital Stock.

(a) The authorized capital stock of the Company consists of 200,000,000 Shares and 5,000,000 shares of preferred stock, $0.001 par value per share, of which, as of June 13, 2025 (the “Measurement Date”), 89,312,214 Shares were issued and outstanding and no shares of preferred stock were issued and outstanding.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of the outstanding Company Stock Options and Company RSUs, including (i) the number of vested and unvested Shares subject thereto, (ii) the holders thereof, (iii) the exercise price (if any), (iv) the date of grant and (v) in the case of each Company Stock Option, whether such Company Stock Option is presently exercisable.

(c) All Company Stock Options have been granted and administered in accordance with the terms of the applicable Company Equity Plan and award agreement governing the terms of such award. At all times, the Company ESPP has qualified as an “employee stock purchase plan” under Section 423 of the Code, and all options to purchase Shares under the Company ESPP (now outstanding or previously exercised or forfeited) have satisfied the requirements of Section 423 of the Code.

(d) Verve Securities Corporation, a Massachusetts corporation, is the only Subsidiary of the Company. The Subsidiary of the Company is wholly owned by the Company, free and clear of any Liens (other than Permitted Liens), and its outstanding capital stock is set forth on Section 4.3(d) of the Company Disclosure Letter. The Company does not own, directly or indirectly, any capital stock or restricted stock of, or other equity interest or voting security in, or any interest convertible into or exchangeable or exercisable for any capital stock or restricted stock of, or other equity interest or voting security in, any Person other than the Subsidiary of the Company.

(e) Except as disclosed in Section 4.3 of the Company Disclosure Letter, neither the Company nor its Subsidiary has any outstanding (i) shares of capital stock, restricted stock or other equity interests or voting securities, (ii) securities convertible, exchangeable or exercisable, directly or indirectly, into or for capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiary (as applicable), (iii) options, warrants, purchase rights, subscription rights, preemptive rights, anti-dilutive rights, conversion rights, exchange rights, exercise rights, calls, puts, rights of first refusal or other Contracts that require the Company or its Subsidiary (as applicable) to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiary (as applicable) (other than pursuant to the cashless exercise of Company Stock Options or the withholding of taxes with respect to Company Stock Options or Company RSUs), or securities convertible, exchangeable or exercisable, directly or indirectly, into or for capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiary (as applicable), (iv) obligation to grant, extend or enter into any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, exercise rights, calls, puts, rights of first refusal or other Contracts that require the Company or its Subsidiary (as applicable) to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiary (as applicable), or securities convertible, exchangeable or exercisable, directly or indirectly, into or for capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiary (as applicable), (v) stock appreciation, phantom stock, restricted stock units, profit participation or similar rights with respect to the Company or its Subsidiary (as applicable), (vi) options to purchase Shares under the Company ESPP, (vii) bonds, debentures, notes or other indebtedness of the Company or its Subsidiary (as applicable) having the right to vote on any matters on which the Company’s or its Subsidiary’s (as applicable) stockholders may vote, or (viii) obligations by the Company or its Subsidiary to make any payments based on the price or value of any of the foregoing securities or interests covered in clauses (i) through (vii) above (collectively, including the Shares and equity interests of the Company’s Subsidiary, the “Company Securities”).

(f) No Subsidiary of the Company owns any Company Securities. Neither the Company nor its Subsidiary is party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding with respect to any Company Securities or any other agreement with respect to the disposition or voting of, or dividends with respect to, any Company Securities. All outstanding Shares are, and all Shares to be purchased pursuant to the Company ESPP and all Shares issued upon exercise of Company Stock Options or settlement of Company RSUs will be, when issued, duly authorized and validly issued, and are, or will be, as applicable, fully paid, non-assessable and free of preemptive rights. Neither the Company nor its Subsidiary has any Contract pursuant to which it is obligated to make any equity investment (in the form of a capital contribution or otherwise) in any Person (other than the Company with respect to its wholly owned Subsidiary).

(g) Except as disclosed in Section 4.3(g) of the Company Disclosure Letter, (i) the Company has not delivered an issuance notice to the Sales Agent; (ii) there are no pending or active issuance notices pursuant to the Sales Agreement; and (iii) no documentation relating to, or notice of, this Agreement is required to be provided to the Sales Agent.

Section 4.4. No Breach. The execution, delivery and performance of this Agreement by the Company and the consummation of the Offer and the Merger do not (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.5 have been obtained, and all filings and obligations described in Section 4.5 have been made, conflict with or violate any Law, order, judgment or decree to which the Company or any of its properties or assets is subject, except any conflicts or violations which would not have a Company Material Adverse Effect, or (c) conflict with or result in any breach of, constitute a default under (with or without notice or lapse of time), result in a violation of, give rise to a right of termination, cancellation or acceleration or result in the creation of a Lien (other than a Permitted Lien) upon any of the properties or assets of the Company or its Subsidiary under, any Company Material Contract, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Company Material Adverse Effect.

Section 4.5. Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) applicable requirements of the Exchange Act, (c) any filings required by Nasdaq, (d) the filing of the Certificate of Merger, (e) the filing of applications, consents, approvals, authorizations and notices, as required by the FDA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the research, development, marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs and (f) any filings with the relevant authorities of states in which the Company or its Subsidiary is qualified to do business, in each case, neither the Company nor its Subsidiary are required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions and, other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Company or its Subsidiary in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those filings, consents, approvals and authorizations the failure of which to obtain would not have a Company Material Adverse Effect.

Section 4.6. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed and furnished all reports, schedules, forms, statements and other documents (including exhibits thereto and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC since January 1, 2023 (such reports, schedules, forms, statements and other documents, the “Company SEC Documents”). As of their respective filing dates (or, if amended, supplemented or superseded by a filing, then on the date of such amendment, supplement or superseding filing) (and, in the case of registration statements on the dates of effectiveness): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933 as amended (the “Securities Act”), the Exchange Act or Sarbanes-Oxley, as applicable to such Company SEC Documents, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, as in effect on the date of effectiveness (in the case registration statements) and as of their respective SEC filing dates or, if amended, supplemented or superseded, the date of the filing of such amendment, supplement or superseding filing with respect to the portions that are amended, supplemented or superseded (in the case of all other Company SEC Documents) so filed, and (ii) none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. The Subsidiary of the Company is not required to file or furnish any forms, reports, schedules, statements or other documents with the SEC.

(b) The consolidated financial statements (including any notes thereto) contained in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiary for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c) The Company has designed and maintains, and at all times since January 1, 2023 has maintained, a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since January 1, 2023, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (i) any “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting utilized by the Company; (ii) with respect to the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting, any illegal act (with respect to or pertaining to the Company or when acting in his or her capacity as an employee of the Company) or fraud, whether or not material; or (iii) any claim or allegation in writing regarding any of the foregoing.

(d) The Company (i) has designed and maintains, and at all times since January 1, 2023 has maintained, disclosure controls and procedures (as defined in Rules 13a– 15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(e) Since January 1, 2023, none of the Company, its Subsidiary or, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company, has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or its Subsidiary has engaged in questionable accounting or auditing practices. Neither the Company nor its principal executive officer or principal financial officer has received written notice from any Governmental Body challenging or questioning the Company’s accounting practices, methodologies or methods or the accuracy, completeness, form or manner of filing of any certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of Sarbanes-Oxley.

(f) Neither the Company nor its Subsidiary has effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) or Regulation S-K under the Exchange Act).

Section 4.7. No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the consolidated unaudited balance sheet of the Company and its Subsidiary as of the Company Balance Sheet Date, that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business, (c) incurred in connection with this Agreement or the Contemplated Transactions, (d) as set forth in Section 4.7 of the Company Disclosure Letter or (e) as would not have a Company Material Adverse Effect, the Company does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the balance sheet of the Company (or disclosed in the notes to such balance sheet).

Section 4.8. Absence of Certain Developments.

(a) From the Company Balance Sheet Date to the date of this Agreement, the Company and its Subsidiary have not experienced a Company Material Adverse Effect.

(b) Except in connection with the Contemplated Transactions, from the Company Balance Sheet Date to the date of this Agreement, the Company and its Subsidiary have carried on and operated its business in all material respects in the ordinary course of business (except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions), and neither the Company nor its Subsidiary have taken, committed or agreed to take any actions that would have been prohibited by Section 6.1(b) (other than Section 6.1(b)(i) (Dividends; Acquisition of Company Securities), (ii) (Issuance of Company Securities) and (iii) (Compensation; Benefits)) if such covenants had been in effect as of the Company Balance Sheet Date.

Section 4.9. Compliance with Laws.

(a) Each of the Company and its Subsidiary is, and has been since January 1, 2023, in compliance, in all material respects, with all Laws applicable to it, any of its properties or other assets, or its business or operations.

(b) Since January 1, 2023, (i) neither the Company nor its Subsidiary has received any written notice from any Governmental Body that alleges (A) any material violation or noncompliance (or reflects that the Company or its Subsidiary is under investigation or the subject of an inquiry by any such Governmental Body for such alleged noncompliance) with any applicable Law or (B) any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any material Permit, and (ii) neither the Company nor its Subsidiary entered into any material agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Since January 1, 2023, each of the Company and its Subsidiary has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith.

(d) The Company, its Subsidiary and each of their officers and directors are in material compliance with, and have complied in all material respects with, (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.10. Title to Tangible Properties.

(a) The Company and its Subsidiary have good and valid title to, or holds pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiary, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not have a Company Material Adverse Effect.

(b) The leased real property described in Section 4.10(b) of the Company Disclosure Letter (the “Company Real Property”) is a true and complete list of all the Company Real Property leases as of the date of this Agreement and constitutes all of the real property used, occupied or leased by the Company or its Subsidiary. There are no subleases, licenses, occupancy agreements, consents, purchase agreements, or other Contracts granting to any person (other than the Company) the right to use or occupy the Company Real Property, no other Person (other than the Company and its Subsidiary) is in possession of the Company Real Property, and the Company has not collaterally assigned or granted a security interest in any Company Real Property lease. The Company Real Property leases are in full force and effect, except as would not have a Company Material Adverse Effect. Except as disclosed in Section 4.10(b) of the Company Disclosure Letter, or as would not have a Company Material Adverse Effect, each of the Company Real Property leases is valid, binding and enforceable on the Company or its Subsidiary (as applicable) and, to the Knowledge of the Company, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and subject to general principles of equity, and is in full force and effect, and the Company or its Subsidiary (as applicable) has performed all material obligations required to be performed by it to date under each such lease. None of the Company, its Subsidiary or, to the Knowledge of the Company, any other party to the applicable Company Real Property leases is in default in any material respect under any of such leases, and neither the Company nor its Subsidiary has given or received written notice of termination, cancellation, breach, or default under any such lease. No event has occurred which, if not remedied, would result in a default by the Company or its Subsidiary in any material respect under the Company Real Property leases, and, to the Knowledge of the Company, no event has occurred which, if not remedied, would result in a default by any party other than the Company or its Subsidiary in any material respect under the Company Real Property leases. To the Knowledge of the Company, there are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Real Property or any portion thereof or interest therein.

(c) Neither the Company nor its Subsidiary owns any real property.

Section 4.11. Tax Matters.

(a) (i) Each of the Company and its Subsidiary has timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by it and such Tax Returns are true, complete and correct in all material respects, and (ii) each of the Company and its Subsidiary has timely paid all material Taxes whether or not shown as due and payable on any Tax Return.

(b) There are no material Liens for Taxes (other than Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP) upon any of the assets of the Company or its Subsidiary.

(c) The Company and its Subsidiary have withheld and paid over all material Taxes required to have been withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Neither the Company nor its Subsidiary has applied for or received any loan (or any employee retention credit) established by the Coronavirus Aid, Relief, and Economic Security Act, as it may be amended or modified (the “CARES Act”), including any Small Business Administration Paycheck Protection Program loan.

(d) Neither the Company nor its Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(e) No deficiency for any material Tax has been asserted or assessed by a Governmental Body in writing (or, to the Knowledge of the Company, otherwise) against the Company or its Subsidiary which deficiency has not been paid, settled or withdrawn or is not being contested in good faith in appropriate proceedings. No material U.S., federal, state, local or foreign Actions relating to Taxes are pending or being conducted with respect to the Company or its Subsidiary. Neither the Company nor its Subsidiary has received written notice of any claim made by a Governmental Body in a jurisdiction where the Company or its Subsidiary does not pay a certain Tax or file a certain type of Tax Return that the Company or its Subsidiary is subject to taxation by that jurisdiction or required to file a certain type of Tax Return in that jurisdiction.

(f) There has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of the Company or its Subsidiary that is currently in force.

(g) Neither the Company nor its Subsidiary (i) is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes), (ii) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which is the Company) or (iii) has liability for the Taxes of any other Person (other than the Company or its Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a successor or transferee.

(h) Neither the Company nor its Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in the method of accounting made prior to the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or any other agreement with a Governmental Body regarding Taxes executed on or prior to the Closing Date, (iii) any installment sale or open transaction disposition entered into on or prior to the Closing or (iv) any prepaid amount received or deferred revenue accrued prior to the Closing outside of the ordinary course of business.

(i) Neither the Company nor its Subsidiary (i) has been a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the two (2) years prior to the date hereof or (ii) has been a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 4.12. Contracts and Commitments.

(a) Section 4.12 of the Company Disclosure Letter identifies each Contract that constitutes a Company Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following shall be deemed a “Company Material Contract”:

(i) “material contract” (as such term is defined in Item 601 (b)(10) of Regulation S-K of the SEC) with respect to the Company or its Subsidiary that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, or any Company SEC Documents filed after the date of filing of such Form 10-K;

(ii) collective bargaining agreement or Contract with any labor union, trade organization, works council or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions) (“Labor Agreements”);

(iii) Contract establishing or relating to the formation, creation, operation, management or control of any joint venture, partnership, collaboration or similar arrangement, in each case, that is reasonably likely to result in payments in excess of $500,000;

(iv) Contract (A) prohibiting or materially limiting the right of the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services with a value in excess of $250,000, or to sell any material product or service exclusively to a single party, (C) under which any Person has been granted the (1) exclusive right to develop, manufacture, sell, market or distribute the Product, or (2) non-exclusive right to develop, manufacture, sell, market or distribute the Product (excluding, solely for subclause (C)(2), any Routine Services Contracts entered into in the ordinary course of business), (D) provides for “exclusivity” or any similar requirement in favor of any Person or group of Persons or in any geographical area or (E) requiring the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to conduct any business on a “most favored nations” basis with any Person;

(v) Contract in respect of Indebtedness of $100,000 or more, or any loan by the Company to any other Person;

(vi) Contract (other than a Company Plan) between the Company or its Subsidiary, on the one hand, and any Affiliate of the Company, on the other hand;

(vii) Contract relating to the voting or registration of any securities;

(viii) Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets;

(ix) Contract that contains any standstill or similar agreement pursuant to which the Company or its Subsidiary has agreed not to acquire assets or securities of another Person, except for any Contract that is a nondisclosure agreement entered in connection with discussions, negotiations and transactions related to this Agreement or other Acquisition Proposal;

(x) (A) Contract and (B) open purchase order entered into in the last 12 months prior to the date of the Agreement, in each case, for payments that remain or may become due of $500,000 or more (such Contracts and purchase orders, or work orders, change orders or master services agreements relating to the same, the “Purchase Orders”) other than, in each case, a Company Plan;

(xi) Corporate integrity agreement, consent decree, deferred prosecution agreement, or other similar type of agreement with Governmental Bodies that have existing or contingent performance obligations;

(xii) Contract of the Company or its Subsidiary relating to the settlement, conciliation or similar agreement with any Governmental Body or Person that provides for payments in excess of $250,000, or that provides for any continuing material obligations on the part of the Company or its Subsidiary;

(xiii) Contract of the Company or its Subsidiary that prohibit, limit or restrict the payment of dividends or distributions in respect of the Company Securities, or otherwise prohibit, limit or restrict the pledging of Company Securities, or prohibit, limit or restrict the issuance of guarantees by the Company or its Subsidiary other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xiv) stockholders’, investors rights’, registration rights or similar Contract (excluding Contracts governing Company Stock Options or Company RSUs);

(xv) Contract (including all amendments, extensions and renewals with respect thereto) pursuant to which the Company or its Subsidiary leases or subleases any real property;

(xvi) Contract with or binding upon the Company, its Subsidiary or any of its respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvii) IP Contract;

(xviii) Contract with any academic institution, research center or Governmental Body (excluding any Routine Services Contracts entered into in the ordinary course of business) that relates to any Owned Intellectual Property or any other material Company Intellectual Property (or the research or development of any of the foregoing or the funding for such research or development activities);

(xix) Contract with respect to commercialization, manufacturing, collaboration, co-promotion, discovery, development or profit sharing (including any such Contracts with any third-party payor or any third party contract research organization that directly conducts clinical trials and excluding any such Contracts that do not contemplate any of (i) the assignment of any Intellectual Property by the Company to any other Person, (ii) royalties or other revenue or profit sharing arrangements or (iii) the transfer or licensing of Company Intellectual Property other than non-exclusive licenses incidental to the performance of services under such Contract);

(xx) Contract pursuant to which the Company or its Subsidiary has continuing guarantee, “earn-out” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or its Subsidiary, in each case, that could result in payments in excess of $500,000;

(xxi) Contract that obligates the Company or its Subsidiary to make any capital commitment or capital expenditure in an amount in excess of $500,000;

(xxii) Contract or offer letter that is for the employment of any directors, officers or employees at annual base salary in excess of $250,000;

(xxiii) Contract with any independent contractor or consultant involving annual payments in excess of $150,000; and

(xxiv) Contract to enter into any of the foregoing.

(b) A true and correct copy of all written Company Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract has been made available to Parent.

(c) Except as would not have a Company Material Adverse Effect, (i) neither the Company nor its Subsidiary (A) is, or has received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under and (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract (excluding expiration of any Contract in accordance with its terms) and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or its Subsidiary, as applicable, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise).

Section 4.13. Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all Patents, Trademarks and Copyrights owned or purported to be owned by, or exclusively licensed to, the Company or its Subsidiary, in each case, that have been registered with or issued by a Governmental Body, or with respect to which the Company or its Subsidiary has filed an application for registration (collectively, for clarity even if not listed on the Company Disclosure Letter, “Company Registered Intellectual Property”), indicating for each such item as of the date of this Agreement, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date. Section 4.13(a) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which the Company or its Subsidiary is the registrant.

(b) Except for U.S. provisional patent applications and PCT patent applications that have expired or as indicated on Section 4.13(a) of the Company Disclosure Letter, all Company Registered Intellectual Property that is owned or purported to be owned by the Company or its Subsidiary is subsisting and in full force and effect and, to the Knowledge of the Company, all Company Registered Intellectual Property that is exclusively licensed to the Company or its Subsidiary is subsisting and in full force and effect. The Company and its Subsidiary (with respect to the Company Registered Intellectual Property that is owned or purported to be owned by the Company or its Subsidiary) and, to the Knowledge of the Company, the third parties that own the Company Registered Intellectual Property that is exclusively licensed to the Company (with respect to the Company Registered Intellectual Property that is exclusively licensed to the Company) (i) have made all necessary filings and paid all necessary registration, maintenance, renewal and other fees required for maintaining the Company Registered Intellectual Property and (ii) have timely filed all necessary documents and certificates in connection therewith with the relevant Patent, Trademark, Copyright, domain name or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Company Registered Intellectual Property in full force and effect. The Company or its Subsidiary is the exclusive owner of all rights, title and interests in and to all Owned Intellectual Property, free and clear of all Liens (except for Permitted Liens, non-exclusive licenses granted under the IP Contracts or under Routine Services Contracts entered into in the ordinary course of business, and Liens set forth in Section 4.13(b) of the Company Disclosure Letter), and possesses legally sufficient and enforceable rights pursuant to written agreements to use all other Company Intellectual Property as such Intellectual Property is used in the conduct of the Company’s business; provided, however, that the foregoing will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 4.13(d) below. Except as set forth in Section 4.13(f) of the Company Disclosure Letter, no third party has any joint ownership in any inventions claimed by any issued Patents or pending claims in any applications for Patents included in the Owned Intellectual Property (or to the Knowledge of the Company, any licensed Company Registered Intellectual Property).

(c) The Company and its Subsidiary use commercially reasonable efforts to evaluate promptly whether inventions within the Owned Intellectual Property are patentable and, if so, the Company and its Subsidiary have used commercially reasonable efforts to file promptly patent applications with respect thereto, except where, in the exercise of reasonable business judgment, the Company or its Subsidiary (as applicable) has decided not to file or has decided to defer filing, a patent application on a potentially patentable invention. Except for such non-compliance that has not had a Company Material Adverse Effect, the Company and its Subsidiary have complied with all Laws regarding the duty of disclosure, candor and good faith in connection with each Patent included in the Owned Intellectual Property (or otherwise in the Company Registered Intellectual Property to the extent the Company controls filing or prosecution thereof). Except as has not had a Company Material Adverse Effect, no public disclosure bar by the Company or its Subsidiary has occurred or on sale bar by the Company or its Subsidiary has arisen which has rendered or would reasonably be expected to render any Patent contained in the Owned Intellectual Property (or otherwise in the Company Registered Intellectual Property to the extent the Company controls filing or prosecution thereof) unenforceable or invalid.

(d) Since January 1, 2022, to the Knowledge of the Company, the conduct of the Company’s and its Subsidiary’s business has not misappropriated, infringed or otherwise violated and is not infringing, misappropriating or otherwise violating any Intellectual Property of any Person in any material respect. Since the formation of the Company, neither the Company nor its Subsidiary has received any written notice from any Person (i) claiming any violation, misappropriation or infringement of the Intellectual Property of such Person or (ii) contesting the use, ownership, validity or enforceability of any of the Company Intellectual Property; except, in the case of each of clause (i) and (ii), as has not had a Company Material Adverse Effect. As of the date of this Agreement, there is no action pending, or, to the Knowledge of the Company, threatened, against the Company or its Subsidiary claiming or contesting any of the foregoing (other than, for clarity, office actions initiated by the U.S. Patent and Trademark Office or any foreign equivalent in the ordinary course of prosecution). None of the material Company Intellectual Property is subject in any material respect to any pending or outstanding judgment that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Company Intellectual Property.

(e) Since January 1, 2022, to the Knowledge of the Company, no Person has misappropriated, infringed or otherwise violated or is infringing, misappropriating or otherwise violating any Owned Intellectual Property or Exclusive Intellectual Property in any material respect, and no such claims have been made against any other Person by the Company or its Subsidiary.

(f) Section 4.13(f) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company is a party. The Company has made available to Parent and Purchaser true and correct copies of all such IP Contracts. To the Knowledge of the Company, (i) each other party to any such IP Contracts has performed all material obligations required to be performed by such party as of the date of this Agreement and (ii) neither the Company nor its Subsidiary is in default of any such IP Contracts in any material respect. Except as set forth on Section 4.13(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (A) result in the breach of, or create on behalf of any third party the right to terminate or modify any IP Contract, (B) result in or require the grant, assignment or transfer to any other Person (other than Parent, Purchaser or any of their respective Affiliates) of any license or other right or interest under, to or in any of the Company Intellectual Property or any of the Intellectual Property of Parent, Purchaser or any of their respective Affiliates or (C) cause a material loss or impairment of any Company Intellectual Property.

(g) No past or present director, officer, employee, consultant or independent contractor of the Company or its Subsidiary owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any Owned Intellectual Property or, to the Knowledge of the Company, any other Company Intellectual Property that is or could be material to the operation of the Company or its Subsidiary. Each current and former employee, officer and director of the Company or its Subsidiary, each current and former independent contractor and consultant of the Company or its Subsidiary, and any other Person who is or has been involved in the creation or development of any Intellectual Property for or on behalf of the Company or its Subsidiary has executed a valid and enforceable written agreement (i) requiring such Person to maintain the confidentiality of all confidential information of the Company or its Subsidiary, (ii) permitting such Person to use such information only for the benefit of the Company or its Subsidiary in the scope of such Person’s employment or engagement by the Company or its Subsidiary (as the case may be) and (iii) providing for the effective assignment to the Company or its Subsidiary of all rights, title and interest in and to all Intellectual Property created or developed for the Company or its Subsidiary in the course of such Person’s employment or retention thereby. There is no material uncured breach by the Company or its Subsidiary, or, to the Knowledge of the Company, the counterparty, under any such agreement.

(h) The Company and its Subsidiary have taken commercially reasonable steps to prevent the unauthorized disclosure or use of its material Trade Secrets (and to maintain the secrecy and value thereof). To the Knowledge of the Company, no Trade Secret that is material to the business of the Company and its Subsidiary as presently conducted has been disclosed to any Person, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret.

(i) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any material Owned Intellectual Property (or licensed Company Intellectual Property to the extent the Company controls filing or prosecution thereof), except for any such funding or use of facilities or personnel that does not result in the grant of any license, ownership right or other right by the Company or its Subsidiary to any Company Intellectual Property to any such Governmental Body or educational institution or require or otherwise obligate the Company or its Subsidiary to grant or offer to any such Governmental Body or educational institution any license, ownership right, or other right to any such Company Intellectual Property (except for use rights during the term of the applicable agreement between the Company or its Subsidiary, on the one hand, and such Governmental Body or educational institution, on the other hand, solely to conduct activities within the scope of such applicable agreement or non-exclusive licenses solely for the purposes of conducting internal non-clinical research pursuant to Contracts made available to Parent and Purchaser). No current or former employee, consultant or independent contractor of the Company or its Subsidiary who contributed to the creation or development of any Company Intellectual Property has, to the Knowledge of the Company, performed services for a Governmental Body or any university, college, research institute or other educational institution related to the Company’s or its Subsidiary’s business as presently conducted during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or its Subsidiary.

(j) Except as has not had a Company Material Adverse Effect: (i) the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company or its Subsidiary (collectively, the “Company Systems”) are sufficient for the conduct of its business as presently conducted by Company and its Subsidiary, (ii) in the twelve (12) months prior to the date of this Agreement, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company and its Subsidiary as presently conducted, and (iii) to the Knowledge of the Company, in the twelve (12) months prior to the date of this Agreement, there have not been any incidents of unauthorized access or other security breaches of the Company Systems.

(k) Other than as set forth in Section 4.8 and Section 4.12, this Section 4.13 contains the sole and exclusive representations and warranties of the Company with respect to Intellectual Property and other proprietary rights matters.

Section 4.14. Litigation. As of the date of this Agreement, there are no material Actions pending or threatened in writing against or by the Company or its Subsidiary, or, to the Knowledge of the Company, against another Person for which the Company or its Subsidiary is providing indemnification or other support, at law or in equity, or before or by any Governmental Body, and neither the Company nor its Subsidiary is subject to or in violation of any outstanding material judgment, injunction, rule, order or decree of any court or Governmental Body.

Section 4.15. Insurance. Section 4.15 of the Company Disclosure Letter sets forth each material insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which the Company or its Subsidiary is a party as of the date of this Agreement. As of the date of this Agreement, each insurance policy under which the Company or its Subsidiary is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor its Subsidiary is in breach or default under any such insurance policy, (ii) no notice of cancellation or termination has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not have a Company Material Adverse Effect.

Section 4.16. Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Letter lists all material Company Plans.

(b) With respect to each Company Plan, the Company has made available to Parent and Purchaser true and complete copies of the following (as applicable) prior to the date of this Agreement: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents with respect thereto, (iv) a copy of the most recent financial statements for the plan, (v) the three (3) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto, (vi) a copy of all non-routine correspondence with any Governmental Body relating to a Company Plan received or sent within the last three years and (vii) a current Internal Revenue Service determination or opinion letter.

(c) Each Company Plan that is intended to meet the requirements to be “qualified” under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, that could reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status.

(d) Each Company Plan has been established, maintained, funded and administered in compliance with its terms and complies, in all material respects, in form and in operation with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law. There are no pending audits or investigations by any Governmental Body involving any Company Plan or the assets thereof. With respect to each Company Plan or the assets thereof, there are no Actions or claims pending or, to the Knowledge of the Company, threatened, other than routine claims for benefits.

(e) No Company Plan is and none of the Company, its Subsidiary or any of their ERISA Affiliates has at any time within the last six (6) years sponsored, contributed to or been required to contribute to, or had or otherwise has any Liability or obligation under or in respect of, a plan that is or was at any relevant time (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (as defined in Section 3(35) of ERISA), (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or Section 210 of ERISA, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. Neither the Company nor its Subsidiary has any Liability by reason of at any time being considered a single employer under Section 414 of the Code with any Person other than the Company or its Subsidiary. None of the Company Plans obligates, and the Company and its Subsidiary do not otherwise have any Liability to provide a current or former owner, officer, director, employee or individual independent contractor or other service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of ownership or employment or service with the Company or its Subsidiary, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the sole expense of the participant.

(f) All contributions, reimbursements, premiums and benefit payments that are due have been timely made and all such amounts for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. Neither the Company nor its Subsidiary has incurred any Tax (whether or not assessed) pursuant to Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Company Plan.

(g) Except as otherwise contemplated by this Agreement, or as set forth in Section 4.16(g) of the Company Disclosure Letter, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, employee, individual independent contractor of the Company or its Subsidiary, or under a Company Plan, (ii) increase or otherwise enhance any benefits or compensation otherwise payable under any Company Plan or otherwise to a current or former officer, employee or individual independent contractor of the Company or its Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits or trigger any other obligation under any Company Plan, (iv) require the Company or its Subsidiary to set aside any assets to fund or trigger any payment or funding of any benefits under any Company Plan, (v) result in any violation of, or default under, any Company Plan, (vi) limit or restrict the right of the Company to merge, amend or terminate any Company Plan or (vii) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code.

(h) Neither the Company nor its Subsidiary has any obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state or local Law relating to Tax). The Company will provide to Parent as soon as reasonably practicable calculations regarding whether any payments made or which will be made to “disqualified individuals” are “excess parachute payments”, as such terms are defined in Section 280G of the Code (it being understood that such calculations shall not take into account any arrangements that Parent or the Company may offer or enter into with such “disqualified individuals” at or following the Effective Time, to the extent such arrangements are not in existence as of the date of such calculations or such arrangements have not previously been made available to the Company).

(i) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company or its Subsidiary has been documented and operated in material compliance with Section 409A of the Code and the applicable guidance and regulations thereunder. All Company Stock Options outstanding as of the date hereof have an exercise price that is no less than the fair market value of the underlying Shares on the date of grant, as determined in accordance with Section 409A of the Code, and all Company Stock Options and Company RSUs are exempt from Section 409A of the Code. All awards of Company Stock Options and Company RSUs are evidenced by written award agreements (including electronic versions thereof), in each case, substantially in the forms that have been made available to Parent.

Section 4.17. Environmental Compliance and Conditions. Except for matters that would not have a Company Material Adverse Effect:

(a) Each of the Company and its Subsidiary is, and since January 1, 2023 has been, in compliance with all Environmental Laws;

(b) Each of the Company and its Subsidiary holds, and is in compliance with, all Permits required under Environmental Laws to operate their business at the Company Real Property as presently conducted;

(c) Since January 1, 2023, neither the Company nor its Subsidiary has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws; and

(d) To the Knowledge of the Company, neither the Company nor its Subsidiary has released any Hazardous Substance on, under or about the Company Real Property or any other real property now or formerly occupied or used by the Company or its Subsidiary in a manner that reasonably could be expected to give rise to Liability for the Company or its Subsidiary under any Environmental Laws.

Section 4.18. Employment and Labor Matters.

(a) Neither the Company nor its Subsidiary is a party to or bound by any Labor Agreement, and no employees of the Company or its Subsidiary are represented by a labor union, works council or other employee representative body. Neither the Company nor its Subsidiary has experienced any actual or, to the Knowledge of the Company, threatened labor arbitrations, picketing, strikes, slowdowns, work stoppages, lockouts, material labor grievances, claims of unfair labor practices, or other collective bargaining or labor disputes since January 1, 2023, and, to the Knowledge of the Company, has not experienced union organization attempts since such date. Since January 1, 2023, no labor union, works council, other labor organization, or group of employees of the Company or its Subsidiary has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Neither the Company nor its Subsidiary has any notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Contemplated Transactions.

(b) Each of the Company and its Subsidiary is and, since January 1, 2023, has been in compliance, in all material respects, with all Laws relating to labor and employment, including all such Laws relating to wages and hours (including minimum wage and overtime wages), human rights, discrimination, harassment, retaliation, pay equity, employment equity, paid sick days/leave entitlements and benefits, COVID-19, family and medical leave and other leaves of absence (including the federal Emergency Family and Medical Leave Expansion Act), workers’ compensation, safety and health, immigration and work authorization (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Laws (“WARN”)), terms and conditions of employment, whistleblowing, disability rights or benefits, employee trainings and notices, labor relations, employee leave issues, affirmative action and unemployment insurance.

(c) There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to the Company or its Subsidiary between January 1, 2023 and the date of this Agreement.

(d) No current employee with annualized compensation at or above $250,000 has given notice of termination of employment or, to the Knowledge of the Company, otherwise intends to terminate employment with the Company or its Subsidiary within the twelve (12) months following the Closing.

(e) All employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any material amounts being owed to such individual other than with respect to wages accrued before termination, other amounts ordinarily due on termination, and severance under Company Plans disclosed on Section 4.16(a) of the Company Disclosure Letter or amounts required by applicable Law. The relationships with all individuals who act on their own as contractors or as other service providers can be terminated for any reason with no greater than sixty (60) days’ prior written notice, without any amounts being owed to such individuals, other than with respect to payments earned before the notice of termination. No employee is on disability or other leave of absence, other than short-term absences of less than three weeks. Neither the Company nor its Subsidiary sponsors any employee for, or otherwise knowingly engage any employee working pursuant to, a nonimmigrant visa.

(f) The Company has made available to Parent a true and complete list of (i) the employee identification number and title of each officer and employee of the Company and its Subsidiary, (ii) the names of each other individual who has accepted an offer of employment made by the Company and its Subsidiary but whose employment has not yet commenced and (iii) the names of each other individual to whom an offer of employment is outstanding by the Company and its Subsidiary, together with each such individual’s actual or offered position or function, date of hire, location, status as active or inactive, whether such individual is on a time limited visa, base pay, bonus target, whether such position is exempt or non-exempt, leave status and expected return to work date.

(g) Section 4.18(g) of the Company Disclosure Letter lists all individual independent contractors to the Company or its Subsidiary who have performed services for the Company or its Subsidiary within the past twelve (12) months.

(h) The Company has made available to Parent a complete and accurate copy of each material written personnel policy and material written personnel rule or procedure generally applicable to employees of the Company and its Subsidiary.

(i) Each of the Company and its Subsidiary has reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which it is aware. With respect to each such allegation with potential merit, each of the Company and its Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither the Company nor its Subsidiary reasonably expects any material Liabilities with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Company or its Subsidiary, that, if known to the public, would bring the Company or its Subsidiary into material disrepute.

(j) To the Knowledge of the Company, no current or former employee or independent contractor of the Company or its Subsidiary is in any material respect in violation of any term of any nondisclosure agreement, noncompetition agreement, nonsolicitation agreement, or other restrictive covenant agreement or obligation: (i) owed to the Company or its Subsidiary; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or its Subsidiary.

Section 4.19. Regulatory and Compliance Matters.

(a) Each of the Company and its Subsidiary holds all material Permits, and has submitted written notices to, all Governmental Bodies, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”), the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, and all other similar Laws necessary for the lawful operation of the business of the Company and its Subsidiary as currently conducted, including any BLAs, INDs, NDAs and MAAs (the “Regulatory Authorizations”), and as of the date of this Agreement, all such Regulatory Authorizations are (i) in full force and effect,(ii) in compliance with all material filing and maintenance requirements and (iii) in material good standing, valid and enforceable. There has not occurred any material violation of, or default (with or without written notice or lapse of time or both) under any Regulatory Authorization. Each of the Company and its Subsidiary has fulfilled and performed all of its material obligations with respect to such Regulatory Authorizations, and is in compliance in all material respects with the terms of all Regulatory Authorizations. To the Knowledge of the Company, no event has occurred which allows, or after written notice or lapse of time would allow, revocation or termination thereof. Since January 1, 2023, neither the Company nor its Subsidiary has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Body alleging that any operation or activity of the Company or its Subsidiary is in material violation of any Law that applies to a Regulatory Authorization. The Contemplated Transactions, in and of themselves, will not cause the revocation or cancellation of any Regulatory Authorization pursuant to the terms of any such Regulatory Authorization.

(b) Since January 1, 2023, all of the Company’s and its Subsidiary’s Product that are subject to the jurisdiction of the FDA or other Governmental Body are being manufactured, imported, exported, processed, developed, labeled, stored and tested by or on behalf of the Company or its Subsidiary in all material respects in compliance with all applicable requirements under any Permit or Law, including applicable statutes and implementing regulations administered or enforced by the FDA, Good Laboratory Practices and Good Clinical

Practices. Since January 1, 2023, all applications, notifications, submissions, information, claims, reports and data utilized by the Company and its Subsidiary as the basis for, or submitted by the Company or its Subsidiary in connection with, any and all requests for the Regulatory Authorizations relating to the Company or its Subsidiary when submitted to the FDA or other Governmental Body were, to the Knowledge of the Company, true and correct in all material respects as of the date of submission, and any material updates, changes, corrections or modification to such applications, notifications, submissions, information, claims, reports and data required under applicable Laws have been submitted to the FDA or other Governmental Body. Since January 1, 2023, neither the Company nor its Subsidiary has received any notice or other communication, in writing, via telephone or other forms of rapid communication, from any Governmental Body withdrawing, placing or threatening to withdraw or place any clinical studies of the Product on “clinical hold” or requiring, or threatening to require, the termination or suspension or investigation of any pre-clinical studies or clinical trials of the Product (collectively, “Healthcare Correspondence”). There are no investigations, suits, claims, actions or proceedings pending or threatened in writing against the Company or its Subsidiary with respect to any of the Product, or alleging any material violation by the Company, its Subsidiary or the Product of any such Law. There exist no facts or circumstances related to the Product that, to the Knowledge of the Company, would warrant issuance by the FDA or any other Governmental Body of a clinical hold on the investigation of the Product.

(c) Since January 1, 2023, neither the Company nor its Subsidiary has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Body, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation, (ii) failed to disclose a material fact required to be disclosed to any Governmental Body, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation or (iii) committed any act, made any statement, or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or any other statute or regulation regarding the communication or submission of false information to any applicable Governmental Body. Neither the Company nor its Subsidiary has committed or engaged in any fraud or falsification or forgery of any research or development data, report, studies or publications or of any document or statement voluntarily submitted or required to be submitted to any Governmental Body, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation. None of the Company or any of its respective officers or employees, or, to the Knowledge of the Company, any agents or clinical investigator acting for the Company, is or has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program pursuant to 42 U.S.C. Section 1320a 7.

(d) Since January 1, 2023, the manufacture of Product, including the Product used in any clinical trials, by or on behalf of the Company or its Subsidiary has been and is being conducted in material compliance with all applicable Laws including the current Good Manufacturing Practices. Since January 1, 2023, none of the Company, its Subsidiary or, to the Knowledge of the Company, any person acting on its behalf has, with respect to the Product, (i) been subject to a Governmental Body shutdown or import or export prohibition or (ii) received any FDA Form 483, or other Governmental Body notice of inspectional observations, “warning letters,” “untitled letters” or any similar written correspondence from any Governmental Body in respect of the Company or its Subsidiary alleging or asserting material noncompliance with any applicable Law or Permit and, to the Knowledge of the Company, no Governmental Body is considering such action. Between January 1, 2023 and the date of this Agreement, neither the Company nor its Subsidiary has either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any investigator notice, or other notice or action relating to an alleged lack of safety or efficacy or material regulatory compliance of the Product.

(e) Each of the Company and its Subsidiary is, and at all times between January 1, 2023 and the date of this Agreement has been, in material compliance with all applicable Healthcare Laws and, as of the date of this Agreement, there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, written notice or demand pending, received by or overtly threatened in writing against the Company or its Subsidiary related to such Healthcare Laws.

(f) Neither the Company nor its Subsidiary is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Body.

(g) Neither the Company nor its Subsidiary, at any time since January 1, 2022, in any material respect, (i) violated or been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or been in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or been in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any anti-bribery or anti-corruption Law in any foreign jurisdiction, (v) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (vi) received written notice that it is subject to any investigation by any Governmental Body with regard to any Prohibited Payment or (vii) violated or been in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(h) Neither the Company nor its Subsidiary, nor any of their respective directors, officers, managers or employees, or, to the Knowledge of the Company, any of their respective agents, contractors or any other Person acting on behalf of the Company or its Subsidiary, is currently or has since January 1, 2022 been: (i) a Sanctioned Person, and (ii) neither the Company nor its Subsidiary, nor any of their respective directors, officers, managers or employees, or, to the Knowledge of the Company and in connection with the Company or its

Subsidiary, any of their respective agents or any other Person acting on behalf of the Company or its Subsidiary, is currently or has since January 1, 2022 been, except as may be authorized by Law, operating in, conducting business with, or otherwise engaging in dealings, whether directly or indirectly (A) with or for the benefit of any Sanctioned Person, or (B) in or for the benefit of any Sanctioned Country; or (iii) been in violation in any material respect of any Sanctions Laws, Ex-Im Laws or U.S. anti-boycott laws.

(i) Between January 1, 2023 and the date of this Agreement, the Company has complied in all material respects with all applicable Privacy Laws, including providing any notice, obtaining any consent or prior authorization, and conducting any assessment, in each case to the extent material, required under applicable Privacy Laws (including the Personal Information of clinical trial participants, patients, patient family members, caregivers or advocates, employees, physicians and other health care professionals, clinical trial investigators, researchers and pharmacists). The Company has in place all required, and has complied in all material respects with each of its, written and published policies and procedures concerning the privacy and security of Personal Information (the “Privacy Policies”). As of the date of this Agreement, there are no pending claims that have been asserted or threatened in writing against the Company by any Person alleging a violation of Privacy Laws or Privacy Policies.

(j) Between January 1, 2023 and the date of this Agreement, neither the Company nor its Subsidiary: (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program, (iii) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. § 1320a-7a, (iv) has been listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies, (v) has received written notice that it is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense or (vi) has engaged in any activity that is in violation of, or is cause for civil penalties, debarment, or mandatory or permissive exclusion under federal or state Laws.

(k) With respect to the Product, to the Knowledge of the Company, there is no material clinical data or material written correspondence between the Company and the applicable Governmental Bodies that has not been made available to Parent as of the date of this Agreement.

Section 4.20. Brokerage. Other than Centerview Partners LLC and Guggenheim Securities, LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company or any of its Affiliates.

Section 4.21. No Rights Agreement; Anti-Takeover Provisions. As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. Assuming the accuracy of the representations and warranties set forth in Section 5.8, the Company Board has taken all action necessary to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Offer and the Merger. Assuming the accuracy of the representations and warranties set forth in Section 5.8, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws apply or will apply to the Company pursuant to this Agreement, the CVR Agreement or the Contemplated Transactions.

Section 4.22. Opinions.

(a) The Company Board has received, on or prior to the date of this Agreement, the oral opinion, to be subsequently confirmed in writing, of Centerview Partners LLC that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the consideration to be paid to the holders of Shares (other than (i) Shares that are held in the treasury of the Company or owned by the Company, (ii) Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser, (iii) any Dissenting Shares and (iv) any Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall provide an executed copy of such written opinion to Parent solely for informational purposes promptly after receipt thereof by the Company; provided that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Purchaser.

(b) The Company Board has received, on or prior to the date of this Agreement, the oral opinion, to be subsequently confirmed in writing, of Guggenheim Securities, LLC that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions, limitations, qualifications and other conditions contained therein and is necessarily based on economic, business, capital markets and other conditions, and the information made available, the consideration to be paid to the holders of Shares (other than (i) Shares that are held in the treasury of the Company or owned by the Company, (ii) Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or Purchaser, (iii) any Dissenting Shares and (iv) any Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall provide an executed copy of such written opinion to Parent solely for informational purposes promptly after receipt thereof by the Company; provided that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Purchaser.

Section 4.23. No Vote Required. Assuming the Contemplated Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 5.8, no stockholder votes or consents are needed to authorize this Agreement or for the consummation of the Contemplated Transactions.

Section 4.24. Affiliate Transactions. No present or former officer or director of the Company or its Subsidiary, or any Person owning five percent (5%) or more of the Company Common Stock, and no immediate family member of any such natural Person, is a party to any Contract with or binding upon the Company, its Subsidiary or any of their properties or assets, or has any material interest in any property owned, leased or occupied by the Company or its Subsidiary, and the Company and its Subsidiary have not engaged in any material transaction with any of the foregoing within the twelve (12) months preceding the date of this Agreement (each, an “Affiliate Transaction”), other than (a) compensation of directors and executive officers of the Company or its Subsidiary in the ordinary course and (b) equity interests granted to directors and executive officers of the Company or its Subsidiary.

Section 4.25. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER) OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS (AND PARENT ACKNOWLEDGES THAT IT HAS NOT RELIED UPON) ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1. Organization and Corporate Power. Each of Parent and Purchaser is validly existing and in good standing under the Laws of the jurisdiction in which it was organized. Each of Parent and Purchaser has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not have a Purchaser Material Adverse Effect. Parent, directly or indirectly, owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws).

Section 5.2. Authorization; Valid and Binding Agreement. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the CVR Agreement, to perform the obligations thereunder and to consummate the Offer and the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Purchaser is organized, on the part of the Parent and Purchaser, is necessary to authorize this

Agreement or the CVR Agreement. Each of Parent and Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes, and at the Acceptance Time, assuming the due authorization, execution and delivery by the Rights Agent, the CVR Agreement will constitute, its legal, valid and binding obligations, enforceable against it in accordance with their terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 5.3. No Breach. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation of the Offer and the Merger do not, and the execution, delivery and performance of the CVR Agreement by Parent will not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents) and (b) assuming all consents, approvals, authorizations and other actions described in Section 5.4 have been obtained, and all filings and obligations described in Section 5.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Purchaser, either of their Subsidiaries or any of their properties or assets is subject, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Purchaser Material Adverse Effect.

Section 5.4. Consents. Except for (a) the applicable requirements of the HSR Act, (b) applicable requirements of the Exchange Act, (c) any filings required by the New York Stock Exchange and (d) the filing of the Certificate of Merger, the Parent and Purchaser are not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement, the CVR Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Parent or Purchaser in connection with its execution, delivery and performance of this Agreement, the CVR Agreement or the consummation of the Contemplated Transactions.

Section 5.5. Litigation. As of the date of this Agreement, there are no proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that seeks to enjoin the Offer, the Merger or the other Contemplated Transactions, other than any such proceedings that have not had and would not have a Purchaser Material Adverse Effect.

Section 5.6. Brokerage. Other than Goldman Sachs & Co. LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Purchaser.

Section 5.7. Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation.

Section 5.8. Ownership of Shares. Other than as a result of this Agreement, neither Parent nor Purchaser, nor any of their “affiliates” or “associates,” is, or at any time during the last three (3) years has Parent or Purchaser or any of their “affiliates” or “associates” been, an “interested stockholder” of the Company (in each case, as such quoted terms are defined in Section 203 of the DGCL). Other than as set forth on Section 5.8 of the Company Disclosure Letter, neither Parent nor Purchaser, nor any of their affiliates and associates, beneficially owns any Shares or other securities of the Company or any options, warrants or other rights to acquire any economic interest in, the Company.

Section 5.9. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Offer or the Merger. The vote or consent of the sole stockholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger.

Section 5.10. Funds. Parent has sufficient cash or other liquid financial resources to, and at the Acceptance Time and at the Effective Time, Parent will have, and shall cause Purchaser to have, available the cash necessary to, consummate the Contemplated Transactions, including payment in cash of the aggregate Closing Amount at the Acceptance Time and the portion of the aggregate Merger Consideration due at the Effective Time and to pay all related fees and expenses, and to discharge all of Parent’s and Purchaser’s other liabilities as they become due. Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.11. Solvency. Immediately after giving effect to the Contemplated Transactions, Parent and the Surviving Corporation will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Contemplated Transactions, Parent and the Surviving Corporation will not have unreasonably small capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or its Subsidiaries.

Section 5.12. Investigation by Parent and Purchaser; Disclaimer of Reliance.

(a) Each of Parent and Purchaser (i) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the businesses, assets, condition, operations, and prospects of the Company and its Subsidiary, (ii) has been furnished with or given adequate access to such information about the Company as it has requested and (iii) in determining to proceed with the Contemplated Transactions has not relied on any statements or information other than the representations and warranties set forth in this Agreement. Each of Parent and Purchaser acknowledges that neither the Company nor any of its Affiliates or Representatives, have made, nor will any of them be deemed to have made (and nor has Parent or Purchaser or any of their respective Affiliates or Representatives relied upon) any representation, warranty, covenant or agreement, express or implied, with respect to the Company, its Subsidiary, the businesses, assets, condition, operations and prospects of the Company and its Subsidiary, or the Contemplated Transactions, other than those expressly set forth in this Agreement. Each of

Parent and Purchaser acknowledges and agrees that, subject to Section 8.5(a), none of the Company, its Subsidiary or any other Person (including any officer, director, member or partner of the Company or any of its Affiliates) will have or be subject to any liability to Parent, Purchaser or any other Person, resulting from Parent’s or Purchaser’s use of any information, documents or material made available to Parent, Purchaser or their Representatives in any “data rooms,” management presentations, due diligence or in any other form in expectation of the Contemplated Transactions. Each of Parent and Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article IV and in any certificate delivered pursuant to this Agreement, the assets and the business of the Company and its Subsidiary are being transferred on a “where is” and, as to condition, “as is” basis. Each of Parent and Purchaser acknowledges (A) that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and its Subsidiary as contemplated hereunder and (B) has had the opportunity to negotiate the terms and conditions of this Agreement and the Contemplated Transactions and that the representations and warranties in this Agreement cover all of the material topics on which it is making its decision to proceed with the consummation of the Contemplated Transactions.

(b) In connection with Parent’s and Purchaser’s investigation of the Company, each of Parent and Purchaser may have received from the Company and its Representatives certain projections and other forecasts and certain business plan information of the Company and its Subsidiary. Each of Parent and Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Purchaser is familiar with such uncertainties, that each of Parent and Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent, Purchaser, and their Representatives will have no claim against any Person with respect thereto, subject to Section 8.5(a). Accordingly, each of Parent and Purchaser acknowledges that, without limiting the generality of this Section 5.12(b), none of the Company, its Subsidiary or any Person acting on behalf of the Company or its Subsidiary has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.13. Other Agreements. Parent and Purchaser have disclosed to the Company all contracts, agreements, or understandings (and, with respect to those that are written, Parent and Purchaser has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or its Subsidiary, on the other hand. Neither Parent nor any of its Affiliates (including Purchaser) has entered into any Contract or other agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract or other agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company (i) has agreed to tender their shares of Company Common Stock into the Offer or (ii) has agreed to vote against or otherwise oppose any Superior Proposal or (b) any third party has agreed to provide, directly or indirectly, equity capital to Parent, Purchaser or the Company to finance in whole or in part the Contemplated Transactions (including the Offer and the Merger). None of Parent, Purchaser or any of their Affiliates is party to any Contract or other agreement, arrangement or understanding that would be required to be disclosed under Item 1005(e) of Regulation M-A promulgated under the Exchange Act.

Section 5.14. Investment Intention. Parent is acquiring through the Offer and the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation will not be registered under the Securities Act or any “blue sky” laws and cannot be sold unless subsequently registered under the Securities Act, any applicable “blue sky” laws or pursuant to an exemption from any such registration

Section 5.15. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V OF THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, NEITHER PARENT NOR PURCHASER MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND EACH OF PARENT AND PURCHASER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY.

ARTICLE VI

COVENANTS

Section 6.1. Covenants of the Company.

(a) Except (i) as set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Acceptance Time or the date this Agreement is terminated (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiary to, use commercially reasonable efforts (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization and keep available the services of its current officers and employees and (C) to preserve its relationships with customers, suppliers, partners, licensors, licensees, distributors, Governmental Bodies and any others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date.

(b) Except (x) as set forth in Section 6.1(b) of the Company Disclosure Letter, (y) as required by applicable Law or (z) as expressly permitted by this Agreement, during the Pre-Closing Period, the Company shall not, and shall cause its Subsidiary not to, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i) (A) authorize, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Company Securities or (B) directly or indirectly redeem, repurchase, split, combine, subdivide or otherwise acquire or reclassify any Company Securities, except, in each case, (1) as a result of net share settlement of any Company Stock Option or Company RSU outstanding on the date of this Agreement or issued in accordance with the terms of this agreement to satisfy the applicable exercise price or applicable withholding Tax obligations, in each case, in accordance with the terms thereof or (2) any forfeitures or repurchases of Company Stock Options and Company RSUs, in each case, outstanding on the date of this Agreement or issued in accordance with the terms of this Agreement and in accordance with the terms thereof;

(ii) issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, any Company Securities, except for issuances in respect of the exercise of a Company Stock Option or the settlement of Company RSUs, in either case with respect to Company Stock Options or Company RSUs outstanding on the date of this Agreement (and in accordance with the terms thereof as of the date of this Agreement) or issued in accordance with the terms of this Agreement;

(iii) except as required by the terms of a Company Plan as in effect as of the date of this Agreement, (A) increase or decrease the wages, salary or other compensation or benefits with respect to any of the Company’s or its Subsidiary’s officers, directors, employees or other individual service providers, (B) pay or award, or commit to pay or award, any bonuses, commissions or other incentive compensation or severance or separation payments or benefits, (C) accelerate any rights or benefits, or the vesting or funding of any payments or benefits, under any Company Plan, (D) establish, adopt, enter into, modify, amend in any material respect or terminate any Company Plan (or plan or arrangement that would be a Company Plan if in effect on the date hereof) or (E) hire, engage, terminate (without cause), furlough, or temporarily layoff any employee with annual compensation in excess of $350,000 or any individual independent contractor or consultant with annual compensation in excess of $150,000;

(iv) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(v) amend, or propose to amend, any Company Organizational Document (including by merger, consolidation or otherwise) or adopt a stockholders’ rights plan, or enter into any agreement with respect to the voting of any Company Securities;

(vi) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of any Company Securities;

(vii) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(viii) subject to clause (xi), make any capital expenditures that are individually or in the aggregate in excess of $500,000 above amounts indicated in the capital expenditure budget set forth on Section 6.1(b)(viii) of the Company Disclosure Letter;

(ix) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any other Person, by purchase of stock, securities or assets, or enter into any joint venture, partnership, strategic alliance, limited liability company or similar arrangement with any third Person in any one transaction or series of related transactions, excluding, for the avoidance of doubt, the purchase of materials from suppliers or vendors in the ordinary course of business;

(x) (A) incur, assume, become liable for, or materially modify the terms of (including by extending the maturity date thereof) any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or its Subsidiary, or enter into any agreement or arrangement having the economic effect of any of the foregoing, (B) make any loans or advances to any other Person (other than advances to employees and other service providers for business and travel expenses in the ordinary course of business), (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay, refinance or otherwise reduce or materially change the commitments of any Indebtedness, in each case, in an amount greater than $100,000;

(xi) sell, transfer, license, assign, mortgage, encumber, lease (as lessor), subject to any Lien (other than Permitted Liens) or otherwise abandon, withdraw or dispose of, in a single transaction or a series of related transactions, any tangible assets with a fair market value in excess of $100,000 in the aggregate;

(xii) sell, assign, license or otherwise encumber or transfer any Company Intellectual Property, except for non-exclusive licenses or sublicenses to Intellectual Property granted in the ordinary course of business;

(xiii) abandon, cancel, fail to renew or permit to lapse any material Company Registered Intellectual Property (excluding any abandonment of any Company Registered Intellectual Property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the ordinary course of business);

(xiv) disclose to any third party any material Trade Secret included in the Company Intellectual Property other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret, except for any such disclosures made as a result of publication of a Patent application filed by the Company or its Subsidiary, or in connection with any required regulatory filing;

(xv) commence, pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Contemplated Transactions, other than solely for monetary consideration not to exceed $500,000;

(xvi) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvii) (A) make, change or revoke any material Tax election with respect to the Company or its Subsidiary, (B) file any material amended Tax Return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes) or any other agreement with any Governmental Body relating to or affecting any material Tax liability of the Company or its Subsidiary, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or its Subsidiary, or (E) settle or compromise any material Tax liability or Tax refund claim with respect to the Company or its Subsidiary, except, in each case, as required by applicable Law;

(xviii) waive, release or assign any material rights or claims under, or enter into, renew, materially amend, materially modify, exercise any material options or material rights of first offer or refusal under or terminate, any Company Material Contract or any Contract that, if existing as of the date of this Agreement, would have been a Company Material Contract, except (A) for the expiry of any Contracts on their terms or the entry into or renewal of Contracts in the ordinary course of business and (B) with respect to Purchase Orders in the ordinary course of business; provided that in no event shall the Company or its Subsidiary be permitted to enter into any Contract that would be a Company Material Contract under Section 4.12(a)(iii) (Joint Venture Agreements; Partnership Agreements), Section 4.12(a)(iv) (Contracts with Restrictive Covenants), Section 4.12(a)(viii) (Contracts with Rights of First Refusal or Offer), Section 4.12(a)(xiii) (Contracts Restricting Dividends) or Section 4.12(a)(xix) (Contracts Relating to Commercialization, Co-Promotion, etc.);

(xix) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material Permits;

(xx) enter into a research or collaboration arrangement (except for Routine Services Contracts) that contemplates payments by or to the Company or its Subsidiary in excess of $250,000 in any twelve (12) month period;

(xxi) amend, cancel or terminate any material insurance policy naming the Company or its Subsidiary as an insured, a beneficiary or a loss payable payee without obtaining substitute insurance coverage;

(xxii) enter into any new material line of business;

(xxiii) (A) commence any clinical study of which Parent has not been informed prior to the date of this Agreement, (B) unless mandated by any Governmental Body, discontinue, terminate, suspend or materially modify (including an acceleration or delay thereof) any ongoing clinical or preclinical study without first consulting with Parent in good faith, or (C) initiate or commence a chemistry, manufacturing, and controls campaign or process for which Parent has not been informed of prior to the date of this Agreement;

(xxiv) enter into an Affiliate Transaction; or

(xxv) authorize, agree or commit to take any of the actions described in clauses (i) through (xxiv) of this Section 6.1(b).

Section 6.2. Access to Information; Confidentiality.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiary to, (i) upon reasonable advance notice, (A) give Parent and Purchaser and their respective Representatives reasonable access during normal business hours to relevant employees and facilities and to relevant books, contracts and records of the Company and its Subsidiary, (B) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (C) cause its officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiary as Parent or Purchaser may from time to time reasonably request, in each case of clauses (A)-(C), solely for the purpose of effectuating the Contemplated Transactions and integration planning and (ii) reasonably promptly notify Parent of any Healthcare Correspondence.

(b) Subject to Section 9.7, Parent, Purchaser and the Company hereby acknowledge and agree that the Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(c) Nothing in Section 6.2(a) requires the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate any of its or its Affiliates’ respective obligations with respect to confidentiality, (ii) result in a violation of applicable Law or (iii) result in loss of legal protection, including the attorney-client privilege and work product doctrine; provided that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent without (x) jeopardizing such attorney-client privilege or work product doctrine or (y) violating applicable Law or any of the Company’s or its Affiliates’ respective obligations with respect to confidentiality, as applicable.

Section 6.3. Acquisition Proposals.

(a) The Company shall not, and shall cause its directors and officers not to, and shall instruct its Representatives not to: (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of the Company and its Subsidiary to, any Person (other than Parent, Purchaser, or any designees of

Parent or Purchaser) in connection with any Acquisition Proposal. The Company shall and shall cause its directors and officers to, and shall direct its Representatives to, (x) immediately cease any solicitation, discussions, or negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any Acquisition Proposal, (y) as soon as reasonably practicable (and in any event within three (3) Business Days) request in writing the prompt return or destruction of all confidential information provided by or on behalf of the Company or its Subsidiary to any such Person and (z) as soon as reasonably practicable (and in any event within three (3) Business Days) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal. Notwithstanding the foregoing, the Company and its Representatives may, solely in response to an inquiry or proposal that did not result from a material breach of this Section 6.3(a), (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely if and to the extent necessary to determine whether such inquiry or proposal constitutes an Acquisition Proposal and (B) inform a Person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding Section 6.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the Acceptance Time, (i) the Company has received a written Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 6.3(a) and (ii) the Company Board or a committee thereof determines in good faith, after consultation with outside counsel and a financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided that the Company may only take the actions described in clauses (A) or (B) above if the Company Board determines in good faith, after consultation with outside counsel, that the failure to take any such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law; provided, further, that (1) the Company shall not, and shall instruct its Representatives not to, disclose any material non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with terms governing confidentiality that, taken as a whole, are not materially less restrictive or materially more favorable to the other Person than those contained in the Confidentiality Agreement, and does not prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or otherwise prohibit the Company from complying with its obligations under this Section 6.3, and (2) the Company shall, concurrently therewith or as promptly as reasonably practicable thereafter, and in any event within one (1) Business Day, provide or make available to Parent any material non-public information concerning the Company provided or made available to such other Person that was not previously provided or made available to Parent and Purchaser. The Company shall not, directly or indirectly, release any Person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company is a party; provided that if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to take such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit the applicable Person (if such Person has not been solicited in breach of this Section 6.3) to make, on a confidential basis to the Company Board, an Acquisition Proposal, conditioned upon such Person agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with, this Section 6.3.

(c) The Company shall promptly (and in any event within one (1) Business Day) notify Parent in writing (email being acceptable) of the receipt by the Company of any Acquisition Proposal, inquiry, request for information or other indication by any Person that it is considering making an Acquisition Proposal. The Company shall (i) provide Parent promptly (and in any event within such one (1) Business Day period) the material terms and conditions of any such inquiry or Acquisition Proposal (including any subsequent amendments, modifications or supplements thereto), together with copies of all material written proposals or offers related thereto, and the identity of the Person making any such inquiry or Acquisition Proposal and (ii) keep Parent reasonably informed of any material developments regarding any Acquisition Proposal (including any changes to the material terms thereof).

(d) The Company Board and each committee thereof shall not, subject to the terms and conditions of this Agreement, (i) approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, license agreement, merger agreement, joint venture agreement, partnership agreement, collaboration agreement, revenue-sharing agreement or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 6.3(b)) relating to, or that would reasonably be expected to lead to, any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(e) Notwithstanding Section 6.3(d) or any other provision of this Agreement, prior to the Acceptance Time:

(i) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if (A) the Company receives an Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 6.3(a) and that the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal and that the failure to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation if (A) the Company receives an Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 6.3(a), and the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, that the

Acquisition Proposal constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (C) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period; and

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (B) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with outside counsel and considering the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(iv) The provisions of this Section 6.3(e) apply to any amendment to the financial or other material terms of any applicable Superior Proposal with respect to Section 6.3(e)(i) and Section 6.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to clause (i)(C) or (ii)(C) as the case may be. During the Notice Period, if requested by Parent, the Company shall negotiate in good faith with Parent regarding potential changes to this Agreement in such a manner that would eliminate the need for taking the actions set forth in Section 6.3(e)(i) and Section 6.3(e)(ii) (and in respect of a Superior Proposal, would cause such Superior Proposal to no longer constitute a Superior Proposal).

(f) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, that the failure to make such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act; provided that any such action that would otherwise constitute a Change of Board Recommendation shall be made only in compliance with Section 6.3(d) and Section 6.3(e) (it being understood that: (x) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (y) any disclosure of information to the holders of Shares that only describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a statement that the Company Board has not effected a Change of Board Recommendation, in each case, shall be deemed not to be a Change of Board Recommendation).

(g) The Company acknowledges and agrees that, for purposes of determining whether a breach of this Section 6.3 has occurred, the actions of the Company’s directors and Representatives acting in their authorized capacities on behalf of the Company shall be deemed to be the actions of the Company, and the Company shall be responsible for any breach of this Section 6.3 by its directors and Representatives acting in their authorized capacities on behalf of the Company.

Section 6.4. Employment and Employee Benefits Matters.

(a) For twelve (12) months following the Closing Date (or, if earlier, until the termination date of a Current Employee, as defined below), Parent shall, or shall cause the Surviving Corporation to provide each individual employed by the Company or its Subsidiary at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Parent or the Surviving Corporation (i) base compensation or wage and a target cash incentive compensation opportunity at least as favorable, in the aggregate, as the base salary or wage and target annual cash incentive opportunity provided to the Current Employee as of immediately prior to the Effective Time, and (ii) employee benefits that are substantially comparable in the aggregate to those benefits maintained for and provided to the Current Employees under the Company Plans that are disclosed in Section 4.16(a) of the Company Disclosure Letter (excluding cash incentive opportunities, severance, equity and equity-based awards, retention, change in control-related payments or benefits, nonqualified deferred compensation, defined benefit plan and post-employment or retiree welfare benefits, collectively, the “Excluded Benefits”) and in effect as of immediately prior to the Effective Time (or, to the extent a Current Employee becomes covered by an employee benefit plan or program of Parent (or one of its Affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits (other than the Excluded Benefits) maintained for and provided to similarly situated employees of Parent (or its relevant Affiliate)) and (iv) severance benefits that are at least as favorable as the severance benefits set forth in Section 6.4(a) of the Company Disclosure Letter, subject in the case of clause (iv) to such Current Employee’s execution of a general release of claims in favor of the Surviving Corporation.

(b) Parent shall, and shall cause the Surviving Corporation to, cause service rendered by each Current Employee to the Company or its Subsidiary prior to the Effective Time to be taken into account with respect to only the employee benefit plans of Parent and the Surviving Corporation which provide benefits for vacation, paid time-off or 401(k) savings (and for the avoidance of doubt, not for any purpose under any Excluded Benefit), for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent and for the same purpose as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population or (iii) to the extent such service would not be credited to similarly situated employees of Parent or its Affiliates. Without limiting the generality of the foregoing, for the plan year in which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive for the Current Employees any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any health plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated immediately prior to the Effective Time.

(c) If requested by Parent, the Company shall, at least one (1) day prior to the Effective Time, (i) adopt written resolutions (or take other necessary and appropriate actions) to terminate each Company Plan intended to be qualified under Section 401(a) of the Code (the “401(k) Plan”), (ii) cease all contributions to the 401(k) Plan for any compensation paid after such termination date, and (iii) one hundred percent (100%) vest all participants under the 401(k) Plan, with such termination, cessation and vesting to be effective no later than the day preceding the Effective Time.

(d) Without limiting the generality of Section 6.4(a), if the Company has not paid annual bonuses in respect of calendar year 2025 prior to the Effective Time, then, no later than March 15, 2026 and subject to the Current Employee’s continued employment through the payment date (the “Payment Date”), Parent shall cause the Surviving Corporation or its applicable Affiliate to pay to each Current Employee who participates in the Company’s 2025 annual bonus plan (the “Company Bonus Plan”), an annual bonus; provided that, with respect to the portion of the annual bonus that relates to the portion of such fiscal year ending prior to the date that such Company Employee commences participation in an annual bonus plan maintained by Parent in respect of calendar year 2025 (a “Parent Bonus Plan”), such portion shall be determined based on the greater of target performance and actual achievement of the applicable performance metrics under the Company Bonus Plan for such period as determined by the Company in good faith and in consultation with Parent (which such amount shall not exceed 125% of such Current Employee’s pro-rated target annual bonus opportunity for such period under the Company Bonus Plan). If Parent or the Surviving Corporation or any of their respective Affiliates terminates the employment of any Current Employee for any reason other than for Cause (as defined on Section 6.4(d) of the Company Disclosure Letter) or, solely to the extent such Current Employee is a party to an Executive Agreement, in the event of a resignation for Good Reason (as defined in the Executive Agreements) prior to the Payment Date, such Current Employee shall remain entitled to receive an annual bonus in respect of calendar year 2025 on the Payment Date, payable as if such Current Employee had remained employed through the Payment Date (but pro-rated for the portion of the year during which the Current Employee was employed prior to such termination), subject to such Company Employee’s execution of a general release of claims in favor of the Company, Parent and related Persons.

(e) Without limiting the generality of Section 6.4, no provision of this Agreement (i) prohibits Parent, Purchaser or the Surviving Corporation from amending, modifying or terminating any individual Company Plan or any other benefit or compensation plan, program, contract, agreement, policy or arrangement in a manner that does not conflict with or contravene the obligations of Parent, Purchaser, the Surviving Corporation or any of their respective Affiliates under this Section 6.4, (ii) requires Parent, Purchaser or the Surviving Corporation to keep any Person employed or otherwise providing services for any period of time, or (iii) constitutes or shall be construed to constitute the establishment or adoption of, or amendment to, any Company Plan or other benefit or compensation plan, program, contract, agreement, policy or arrangement. This Section 6.4 shall not confer upon any Current Employee or any other Person (including any beneficiary or dependent thereof) not a party to this Agreement any third-party beneficiary or similar rights or remedies.

Section 6.5. Directors’ and Officers’ Indemnification and Insurance.

(a) To the extent permitted by applicable Law, Parent and Purchaser shall cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company and its Subsidiary than are currently provided in the Certificate of Incorporation and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six (6) years from the Effective Time, and in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case Parent shall, and shall cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 6.5.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company and its Subsidiary (each, together with such Person’s heirs, executors, administrators, or Affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any pending, threatened or actual Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of the fact that the Indemnified Party is or was an officer, director, employee, Affiliate, fiduciary, or agent of the Company, its Subsidiary or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, Parent shall cause the Surviving Corporation to advance to each Indemnified Party reasonable and documented out-of-pocket expenses incurred in the defense of the Action (provided that any Person to whom expenses are advanced shall have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification). The Surviving Corporation shall reasonably cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. The Surviving Corporation’s obligations under this Section 6.5 shall continue in full force and effect for the period beginning upon the Effective Time and ending six (6) years from the Effective Time; provided that all rights to exculpation, indemnification and advancement in respect of any Action asserted or made within such period shall continue until the final disposition of such Action. Parent shall cause the Surviving Corporation to perform its obligations under this Section 6.5(b).

(c) Notwithstanding anything to the contrary in this Agreement, at or prior to the Effective Time, following good faith consultation with Parent and, if requested by Parent, utilizing Parent’s insurance broker, the Company may purchase a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided that the aggregate premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time (the “Maximum Amount”). Parent shall cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate premium for such insurance policies in excess of the Maximum Amount; provided, further, that if the aggregate premium of such insurance coverage exceeds such amount, the Surviving Corporation shall be obligated to obtain the maximum amount of coverage available for the Maximum Amount.

(d) Without limiting any of the rights or obligations under this Section 6.5, from and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and shall comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company and any Indemnified Party providing for the indemnification of such Indemnified Party and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements, each as set forth on Section 6.5(d) of the Company Disclosure Letter.

(e) This Section 6.5 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 6.5. The indemnification and advancement provided for in this Section 6.5 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 6.5.

(f) If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.5 that is denied by Parent and/or the Surviving Corporation, and a court of competent jurisdiction makes a final and non-appealable determination that the Indemnified Party is entitled to such indemnification or advancement of expenses, then Parent or the Surviving Corporation shall pay the Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred by the Indemnified Party in connection with pursuing his or her claims to the fullest extent permitted by law.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its Subsidiary for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.5 is not prior to or in substitution for any such claims under such policies.

Section 6.6. Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Offer, the Merger and the other Contemplated Transactions as promptly as practicable and, in any event, by or before the Outside Date. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required pursuant to applicable foreign Antitrust Laws with respect to the Merger as promptly as reasonably practicable and in any event prior to the expiration of any applicable legal deadline (provided that, unless otherwise agreed by the Company and Parent in writing, which agreement shall not be unreasonably withheld, conditioned or delayed, the filing of a Notification and Report Form pursuant to the HSR Act must be made within twenty (20) Business Days from the date hereof) and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law. The parties also shall consult and cooperate with one another, and consider in good faith the reasonable views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws, provided that, subject to its undertakings in this Section 6.6, the final determination as to the appropriate course of action shall be made by Parent. Without limiting the foregoing, the parties hereto agree (A) to give each other reasonable advance notice of all substantive meetings with any Governmental Body relating to any Antitrust Laws, (B) to the extent reasonably practicable, to give each other an opportunity to participate in each of such meetings, (C) to the extent reasonably practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (D) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party (and its outside legal counsel) of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (F) to provide each other (and its outside legal counsel) with copies of all written communications to or from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel/in-house counsel basis, if appropriate. Each party may, as each deems advisable and necessary, reasonably designate any such disclosures or provision of copies by one party to the other party under this Agreement as “outside counsel/in-house counsel only.” Such designated materials and the information contained therein shall be given only to the outside legal counsel and in-house counsel of the recipient and shall not be disclosed by such outside counsel and in-house counsel to employees (other than in-house counsel), officers or directors of the recipient, unless express permission is obtained in advance from the source of the materials or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) as necessary to comply with contractual obligations and (ii) as necessary to protect privileged attorney-client communications or attorney work product.

(b) Each party shall, and shall cause each of their respective Subsidiaries to, use its reasonable best efforts to obtain any consents, clearances, or approvals required under or in connection with the Antitrust Laws to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur as promptly as practicable and, in any event, by or before the Outside Date, including (i) as promptly as reasonably practicable complying with any requests for additional information (including any second request) by any Governmental Body and (ii) contesting and defending any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment, or promulgation thereof. Furthermore, each party shall not take, and shall cause each of their respective Subsidiaries to not take, any action or omit to take any action that would reasonably be expected to materially delay or prevent consummation of the Contemplated Transactions. Parent shall pay all filing fees incurred by the parties in connection with any filings which may be required by such party to obtain clearance under any Antitrust Law for the consummation of the Offer and the Merger (other than, for the avoidance of doubt, fees and expenses of counsel or other advisors to the Company). Notwithstanding anything to the contrary in this Section 6.6(b) or otherwise in this Agreement, neither Parent nor any of its Affiliates shall have any obligation to offer, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any or all of the capital stock, assets, equity holdings, rights, products, or businesses of Parent or any of its Subsidiaries (including the Surviving Corporation), or any other restrictions on the activities of Parent or any of its Subsidiaries (including the Surviving Corporation). In addition, the Company shall not offer or commit to take any of such actions without Parent’s prior written consent, which includes taking or committing to take actions that limit Parent or any of its Subsidiaries (including the Surviving Corporation), as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, employees, or assets of the Company, and Parent and its Affiliates shall not be required to commit to any provision (in any consent decree or otherwise) requiring the prior approval of a Governmental Body to engage, or agree not to engage in any present or future transaction involving Parent or any of its Affiliates. Parent shall not require the Company to, and the Company shall not be required to, take any action with respect to any consent decree, hold separate order or other applicable Law that binds the Company prior to the Effective Time. Neither Parent nor the Company shall enter any agreement with a Governmental Body not to consummate or to delay consummation of the Contemplated Transactions without the prior written consent of the other party to the extent permissible by Laws.

(c) Prior to the Acceptance Time, each party shall use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions; provided that, in no event will the Company be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

Section 6.7. Public Announcements. The Company shall not, and Parent shall not, and shall cause each of its Subsidiaries to not, issue any press release or announcement concerning the Contemplated Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except any release or announcement required by applicable Law or any rule or regulation of Nasdaq, the New York Stock Exchange or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The parties hereto agree that the initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent. The restrictions of this Section 6.7 do not apply to communications by the Company in connection with, or following, an Acquisition Proposal, Superior Proposal, Change of Board Recommendation, Intervening Event or any action taken pursuant thereto (or communications made or proposed to be made by Parent in response thereto), in each case, that does not violate Section 6.3.

Section 6.8. Approval of Compensation Actions. Prior to the Acceptance Time, the Compensation Committee of the Company Board shall take all such actions as may be required to approve, as an “employment compensation, severance, or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after January 1, 2025 and prior to the Acceptance Time that have not already been so approved. For the purposes of this Agreement, “Compensation Action” means any (a) granting by the Company to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit; (b) entry by the Company into any employment, consulting, indemnification, termination, change of control, non-competition, or severance agreement with any present or former director or officer, or any approval, amendment, or modification of any such agreement; or (c) approval of, amendment to, or adoption of any Company Plan.

Section 6.9. Conduct of Parent and Purchaser. Parent shall, immediately following execution of this Agreement, cause the sole stockholder of Purchaser to execute and deliver a written consent of the sole stockholder adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser.

Section 6.10. No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.11. Operations of Purchaser. Prior to the Effective Time, Purchaser shall not engage in any other business activities and shall not incur any liabilities or obligations other than as contemplated herein.

Section 6.12. Stockholder Litigation. The Company shall promptly notify Parent of any actions, suits, or claims instituted against the Company, its Subsidiary or any of their directors or officers, in each case, relating to this Agreement or the Contemplated Transactions (each such item described in this Section 6.12, “Stockholder Litigation”). Parent shall have the right to participate in the defense and settlement of any such Stockholder Litigation, the Company shall consult with Parent (which advice the Company shall consider in good faith) regarding the defense of any such Stockholder Litigation, and the Company shall not settle or compromise any Stockholder Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed or conditioned, unless (i) such settlement is fully covered by the Company’s insurance policies (other than any applicable deductible) or (ii) such settlement relates solely to the provision of additional disclosure in the Schedule 14D-9, but in each case only if such settlement would not result in the imposition of any restriction on the business or operations of the Company or its Affiliates. The Company shall notify Parent promptly of the commencement or written threat of any proceedings of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such proceedings.

Section 6.13. Regulatory Matters. Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, the Company and its Subsidiary shall use commercially reasonable efforts to make available to Parent and its Representatives complete and accurate copies of (a) clinical data set forth on Section 6.13 of the Company Disclosure Letter and (b) all material written or oral correspondence between the Company or its Subsidiary, on the one hand, and the applicable Governmental Bodies, on the other hand, relating to the Product, in the case of each of clauses (a) and (b) above, that comes into the Company’s or its Subsidiary’s possession or control during such time period promptly (and in any event no later than three (3) Business Days) after the Company obtains such possession or control thereof and subject to the limitations set forth in Section 6.2 (it being understood that data and correspondence in the possession of a contract research organization or similar third party acting on behalf of the Company shall not be deemed to be in possession of the Company solely by reason of its being in the possession of such third party). The Company shall, and shall cause its Subsidiary to, and shall direct its and their Representatives to reasonably consult and cooperate with Parent, as and to the extent reasonably requested by Parent, and consider in good faith the views and comments of Parent in connection with any material communications (including meetings or teleconferences) with any Governmental Body relating to clinical trials related to the Product.

Section 6.14. Cash Management. Prior to the Effective Time, the Company shall convert all Investment Securities to Cash and Cash Equivalents.

Section 6.15. Stock Exchange De-listing. The Company shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 6.16. Termination of Certain Agreements. At or prior to the Effective Time, the Company shall terminate, or cause to be terminated, the Contracts set forth on Section 6.16 of the Company Disclosure Letter, with such termination(s) becoming effective no later than as of the Effective Time.

Section 6.17. Merger Without a Stockholders Meeting. As promptly as practicable following the consummation of the Offer, the parties hereto shall take all necessary and appropriate actions to cause the Merger to become effective without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

Section 6.18. Tender and Support Agreements. The Company shall (a) not terminate or amend any of the Tender and Support Agreements without Parent’s consent in Parent’s sole discretion and (b) enforce, and direct its directors and officers to enforce, the Company’s rights and obligations under the Tender and Support Agreements.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) No order, injunction or decree issued by any Governmental Body of competent jurisdiction preventing the consummation of the Merger will be in effect. No statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and still be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger.

(b) Purchaser will have irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination by Mutual Agreement. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by mutual written consent of Parent and the Company.

Section 8.2. Termination by Either Parent or the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent or the Company if:

(a) any court of competent jurisdiction or other Governmental Body has issued a final order, decree or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the terms of this Section 8.2 are not available to any party, if the issuance of such order, decree, ruling or other action is primarily attributable to the failure on the part of such party to comply with its obligations under this Agreement in any material respect, including Section 6.6; or

(b) the Acceptance Time has not occurred on or prior to the date that is one hundred and twenty (120) days after the date of this Agreement (the “Outside Date”); provided, however, that if as of such date, any Offer Condition set forth in Paragraph 1(b) of Annex I to this Agreement (Regulatory) is not satisfied, then the Outside Date will automatically be extended until the date that is two hundred and ten (210) days after the date of this Agreement (and such date will then be the Outside Date); provided, however, that this termination right is not available to any party, if the failure of the Acceptance Time to occur prior to the Outside Date is primarily attributable to the failure on the part of such party to comply in any material respect with its obligations under this Agreement, including Section 6.6.

Section 8.3. Termination by the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by the Company:

(a) if (i) Purchaser fails to timely commence the Offer in violation of Section 1.1 (other than due to a violation by the Company of its obligations under Section 1.1(b) and Section 1.3), (ii) the Offer has expired or has been terminated, without Purchaser having accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer (subject to the rights and obligations of Parent or Purchaser to extend the Offer pursuant to Section 1.1), (iii) Purchaser, in violation of the terms of this Agreement, fails to accept for purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer or (iv) there has been a breach of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a Purchaser Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Parent or Purchaser of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; or

(b) in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.3(e)(i); provided that, promptly following such termination, the Company enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays (or causes to be paid) the termination fee due pursuant to Section 8.5(b).

Section 8.4. Termination by Parent. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent if:

(a) (i) Purchaser has complied with Section 1.1 hereof and, due to the failure of an Offer Condition to be satisfied, the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer or (ii) there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would give rise to the failure of a condition set forth in paragraph 2(b) or 2(d) of Annex I, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; or

(b) the Company Board or any committee thereof effects a Change of Board Recommendation.

Section 8.5. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than Section 1.1(d), the last sentence of Section 1.3, Section 6.2(b), Article VIII and Article IX, each of which will survive any termination hereof) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the termination fee is paid by the Company pursuant to Section 8.5(b) below, no such termination will relieve any Person of any liability for damages resulting from material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”), including with respect to the making of a representation set forth herein, or would constitute fraud. For purposes of this Section 8.5(a), “fraud” means actual (and not constructive, including claims based on recklessness) common law fraud under Delaware law with respect to the making of an express representation or warranty contained in this Agreement. Parent shall cause the Offer to be terminated immediately after any termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.3(b) (Superior Proposal);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(b) (Change of Board Recommendation); or

(iii) (A) this Agreement is terminated (x) by either Parent or the Company pursuant to Section 8.2(b) (Outside Date) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the second proviso in Section 8.2(b) (Outside Date)), (y) by Parent pursuant to (1) Section 8.4(a)(i) (Offer Conditions Fail) or (2) Section 8.4(a)(ii) (Material Breach) or (z) by the Company pursuant to Section 8.3(a)(ii) (Offer Expiration or Termination), (B) any Person has publicly disclosed an Acquisition Proposal (which has not been irrevocably and publicly withdrawn at least three (3) days (1) prior to the Outside Date in the case of Section 8.5(b)(iii)(A)(x), (2) prior to the date the Offer expires or is terminated in the case of Section 8.5(b)(iii)(A)(y)(1) or Section 8.5(b)(iii)(A)(z) or (3) prior to the date of such material breach in the case of Section 8.5(b)(iii)(A)(y)(2)) after the date of this Agreement and prior to such termination and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal (and the transactions contemplated by such Acquisition Proposal are subsequently consummated before or after the expiration of such twelve (12)-month period) or the Acquisition Proposal is consummated (provided that, for purposes of clause (C) of this Section 8.5(b)(iii), references to “20%” in the definition of Acquisition Proposal will be substituted with “50%”);

Then, in any such case, the Company shall pay (or cause to be paid to) Parent a termination fee of $39,687,137, by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 8.5(b) will be paid concurrently with such termination, (2) pursuant to clause (ii) of this Section 8.5(b) will be paid no later than two (2) Business Days after such termination and (3) pursuant to clause (iii) of this Section 8.5(b) will be payable to Parent upon consummation of the Contemplated Transactions. The Company will not be required to pay the termination fee pursuant to this Section 8.5(b) more than once.

(c) In the event the termination fee payable pursuant to Section 8.5(b) is paid to Parent in accordance with Section 8.5(b), (i) Parent’s receipt of the termination fee shall be the sole and exclusive remedy of Parent and Purchaser in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations or warranties in this Agreement and (ii) none of the Parent, Purchaser, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its Affiliates or any Representative of the Company or any of its Affiliates arising out of this Agreement, any of the Contemplated Transactions or any matters forming the basis for such termination; provided that nothing in this Section 8.5(c) shall relieve the Company from liability for damages arising from an Intentional Breach of Section 6.3.

(d) The Company acknowledges that the agreements contained in Section 8.5(b) are an integral part of the Contemplated Transactions, and that, without these agreements, Parent and Purchaser would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) when due and, in order to obtain such payment, Parent or Purchaser commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b), the Company shall pay to Parent or Purchaser interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 8.6. Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the Contemplated Transactions.

Section 8.7. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Acceptance Time. At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition and the condition set forth in clause 2(e) of Annex I may only be waived by Parent or Purchaser with the prior written consent of the Company. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article IX.

Section 9.2. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when delivered by email, which email must state that it is being delivered pursuant to this Section 9.2 and which notice will not be effective unless either (A) a duplicate copy of such email notice is sent on the same day for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (B) the receiving party delivers a written confirmation of receipt to the sender of such notice (excluding “out of office,” delivery failure or similar automated replies), (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i) if to Parent or Purchaser, to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention: Group Vice President – Corporate Business Development

with a copy (which shall not constitute notice) to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention: General Counsel

with an additional copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

Email: [****]

 [****]

 [****]

Attention: Sarkis Jebejian, P.C.; Keri Schick Norton, P.C.;

Steven M. Choi

if to the Company, to:

Verve Therapeutics, Inc.

201 Brookline Ave, Suite 601

Boston, MA 02215

Email: [****]

Attention: Andrew Ashe, COO & General Counsel

with an additional copy (which will not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Telephone: (212) 373-3000

Email: [****]

 [****]

Attention: Krishna Veeraraghavan; Benjamin Goodchild

Section 9.3. Certain Definitions. For purposes of this Agreement the term:

“Acquisition Proposal” means any inquiry, offer or proposal made or renewed by a Person or Group (other than Parent or Purchaser) relating to any (a) direct or indirect issuance, exchange, purchase or other acquisition (in each case, whether in a single transaction or a series of related transactions) by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock or other Company Securities representing more than twenty percent (20%) of the Company Common Stock or other voting or equity securities of the Company outstanding after giving effect to the consummation of such issuance, exchange, purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than twenty percent (20%) of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer; (b) direct or indirect purchase, exchange, transfer or other acquisition (including by license, partnership, collaboration, distribution, disposition or revenue-sharing arrangement) (in each case, whether in a single transaction or a series of related transactions) by any Person or Group, or stockholders of any such Person or Group, of more than twenty percent (20%) of the consolidated total assets (including through the acquisition of stock in its Subsidiary) of the Company and its Subsidiary, taken as a whole; or (c) merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction (in each case, whether in a single transaction or a series of related transactions) involving the Company or its Subsidiary pursuant to which any Person or Group, or stockholders of any such Person or Group (other than the Company), would hold shares of Company Common Stock or other Company Securities representing more than twenty percent (20%) of the Company Common Stock or other Company Securities outstanding after giving effect to the consummation of such transaction.

“Action” means any cause of action, audit, examination, mediation, action, suit, arbitration, proceeding, investigation or other legal proceeding.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Antitrust Laws” means the HSR Act, and any other federal, state or foreign law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition.

“BLA” means a Biologics License Application submitted to be approved by the FDA pursuant to 21 C.F.R. Part 601 (as amended from time to time) with respect to the Product, or to the equivalent application or filing submitted to any equivalent agency or Governmental Body outside the United States of America (including any supra-national agency such as the European Medicines Agency), and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings; provided that, in the case of determining a date on which any payment is due hereunder, “Business Day” shall mean any day (other than Saturday or Sunday) on which banks are open in New York, New York.

“Cash and Cash Equivalents” means the Company’s and its Subsidiary’s cash and cash equivalents which are highly liquid investments with a maturity of three (3) months or less from the date of purchase determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“Change of Board Recommendation” means (a) the withdrawal, qualification or modification (in a manner adverse to Parent or Purchaser) of the Company Board Recommendation or the public announcement of any proposal to withdraw, qualify or modify (in a manner adverse to Parent or Purchaser) the Company Board Recommendation (or any resolution or agreement to take any such action), (b) the failure by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, (c) the adoption, endorsement, approval or recommendation (or any public proposal with respect to the same) of any Acquisition Proposal (or any resolution or agreement to take such action), (d) the failure to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the holders of Shares pursuant to the terms herein or (e) the failure by the Company Board or a committee thereof to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal; provided that Parent may deliver only one (1) such request with respect to any single Acquisition Proposal (other than with respect to material amendments, modifications or supplements thereto).

“Company Balance Sheet Date” means March 31, 2025.

“Company Intellectual Property” means all Owned Intellectual Property, Exclusive Intellectual Property, and all other Intellectual Property used or held for use for the operation of the business of the Company and its Subsidiary.

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence or other matter that (x), would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets and liabilities (taken as a whole), operations, or results of operations of the Company and its Subsidiary, taken as a whole, or (y) prevents the ability of the Company to consummate the Contemplated Transactions on or before the Outside Date; provided that for purposes of clause (x), any changes, effects, events, inaccuracies, occurrences, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiary, taken as a whole, operate, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary, taken as a whole, operate; (b) the announcement of this Agreement or the Contemplated Transactions; (c) any change in the market price or trading volume of the Shares; provided that this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause; (d) acts of war or terrorism (including cyberattacks and computer hacking), national emergencies, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing), except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary, taken as a whole, operate; (e) changes in Laws or regulations, or the authoritative interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary, taken as a whole, operate; (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein (excluding the requirement that the Company and its Subsidiary operate in the ordinary course of business), or any action taken or omitted to be taken by the Company or its Subsidiary at the express request or with the prior written consent of Parent or Purchaser; (g) any adverse safety event, adverse regulatory development or other adverse development relating to or affecting the Company’s or its Subsidiary’s manufacturing process, clinical trials, product candidates or development timelines, except for any such events or developments arising from (i) fraud by the Company or its Subsidiary, or (ii) the FDA, the MHRA or any other Governmental Body issuing one or more orders that impose a clinical hold on the investigation of the Product, other than VERVE-101, the result of which would reasonably be likely to result in a termination of, or a delay of 12 months or more in dosing patients in, the Product; (h) the initiation or settlement of any legal proceedings commenced by or involving (i) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (ii) any holder of Shares (on their own or on behalf of the Company or its Subsidiary) arising out of or related to this Agreement or the Contemplated Transactions; (i) matters expressly disclosed on the Company Disclosure Letter or in the Company SEC Documents solely to the extent the effects or consequences thereof were known or reasonably foreseeable by Parent; or (j) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided that this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless expressly excluded under another clause.

“Company Plan” means a Plan that the Company or its Subsidiary sponsors, maintains, contributes to or is obligated to contribute to, in each case, for the benefit of any current or former officer, director, employee or individual independent contractor or other service provider (who is a natural person) of the Company or its Subsidiary, or under or with respect to which the Company or its Subsidiary has any Liability, other than any Plans sponsored or maintained by a Governmental Body. For clarity, “Company Plans” includes “Company Equity Plans” and the “Company ESPP.”

“Contemplated Transactions” means each of the transactions contemplated by this Agreement.

“Contract” means any written or oral agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Copyrights” means all works of authorship (whether or not copyrightable, including all software, whether in source code or object code format) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 6.3(e)(i)(B), Section 6.3(e)(ii)(B) or Section 6.3(e)(iii)(B), which (a) in respect of a Superior Proposal, shall specify the identity of the Person who made such Superior Proposal and the material terms and conditions of such Superior Proposal and attach the most current version of the relevant transaction agreement and (b) in respect of an Intervening Event, shall include a reasonably detailed description of the underlying facts giving rise to such action.

“Environmental Laws” means any Law, relating to (a) the protection, investigation, remediation or restoration of the environment, human health and safety, or natural resources or (b) the handling, use, storage, treatment, transport, disposal, marketing, distribution, sale, Release or threatened Release of any Hazardous Substance.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company or its Subsidiary under Sections 414(b), (c), (m) or (o) of the Code or is or was at the relevant time, a member of the same “controlled group” as the Company or its Subsidiary pursuant to Section 4001(a)(14) of ERISA.

“Exclusive Intellectual Property” means all Intellectual Property that is or has been exclusively licensed to the Company or its Subsidiary.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f).

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“Good Clinical Practices” means all applicable current Good Clinical Practice requirements for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of Clinical Trials, including, as applicable, (a) as set forth in the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use E6 and any other guidelines for good clinical practice for trials on medicinal products in the Territory, (b) the Declaration of Helsinki (2004) as last amended at the 76th World Medical Association in October 2024 and any further amendments or clarifications thereto, (c) U.S. Code of Federal Regulations Title 21, Parts 50, 54, 56, 312 and 314, as may be amended from time to time, and (d) the equivalent applicable Laws in any relevant country, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

“Good Laboratory Practices” means the then-current requirements for laboratory activities for pharmaceuticals, as set forth in the FDA’s Good Laboratory Practice regulations as defined in 21 C.F.R. Part 58, the Directive 2004/10/EC, as amended, the principles for Good Laboratory Practice and/or the Good Laboratory Practice principles of the Organization for Economic Co-Operation and Development (“OECD”), and such standards of good laboratory practice as are required by the European Union and other organizations and governmental agencies in countries in which a Product is intended to be sold, to the extent such standards are not less stringent than United States Good Laboratory Practice.

“Good Manufacturing Practices” means all applicable current Good Manufacturing Practices requirements including, as applicable, (a) the principles detailed in the U.S. Current Good Manufacturing Practices, 21 C.F.R. Parts 4, 210, 211, the 600 series and 820, and (b) European Directive 2017/1572/EU and Eudralex 4, (c) the principles detailed in the WHO TRS 986 Annex 2, TRS 961 Annex 6, TRS 957 Annex 2 and TRS 999 Annex 2, (d) ICH Q7 guidelines, and (e) the equivalent applicable Laws in any relevant country, each as may be amended and applicable from time to time.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign, supranational or other governmental or quasi-governmental authority, including, any arbitrator or arbitral body (whether public or private), mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Group” has the meaning as used in Section 13 of the Exchange Act.

“Hazardous Substance” means (a) any petroleum products or byproducts, radioactive materials, friable asbestos, biomedical or biohazardous materials or waste, or other similarly hazardous substances or (b) any waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import under any Environmental Law.

“Healthcare Laws” means, any Law applicable to the conduct of Parent’s business or the Company’s or its Subsidiary’s business the purpose of which is to ensure the safety, efficacy, quality research, development, manufacturing or distribution of pharmaceutical products, including (a) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (b) the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. §§669, 1035, 1347 and 1518; 42 U.S.C. §1320d et seq.) and the regulations promulgated thereunder, (c) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (d) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (e) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder, (f) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs and (g) any and all other health care Laws and regulations applicable to Parent, Parent’s Subsidiaries or the Company or the Company’s Subsidiary, or affecting their respective businesses.

“HIPAA” means collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including but not limited to its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164 and related binding guidance from the United States Department of Health and Human Services and (d) any federal, state and local laws regulating the privacy or security of individually identifiable information, in each case, as the same may be amended, modified or supplemented from time to time.

“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 (as amended from time to time) with respect to the Product, or the equivalent application or filing submitted to any equivalent Governmental Body, and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business), (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (d) all obligations of such Person under Finance Leases; (e) payroll Tax liabilities deferred pursuant to Section 2302 of the CARES Act, (f) all obligations of the type referred to in clauses (a) through (e) of any other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability), and (g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) will be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Intellectual Property” means all rights, title and interest in, or arising out of or associated with intellectual property or other proprietary rights, in each case, whether protected, created or arising under the Laws of the United States or any other jurisdiction worldwide and whether registered or unregistered, including all rights in, arising out of, or associated therewith, including: (a) Trademarks; (b) Patents; (c) Trade Secrets; (d) Copyrights; and (e) Internet domain names.

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter material to the Company that was not known to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known to the Company Board or any committee thereof as of the date of this Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; provided, further, that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, (ii) changes (including changes of applicable Law) or conditions generally affecting the industry in which the Company and its Subsidiary, taken as a whole, operate, (iii) the Company’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period or (iv) any change, effect, event, circumstance, occurrence, or other matter that occurs in connection with the Company’s, or its Subsidiary’s, their competitors’ or potential competitors’ preclinical or clinical studies or the results of, or data derived from, such studies or announcements thereof or in connection therewith, or approval by the FDA, the MHRA or any other Governmental Body (or other preclinical or clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of the Company’s or its Subsidiary’s products or product candidates.

“Investment Securities” means the Company’s and its Subsidiary’s investment securities, including available for sale marketable debt securities, determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“IP Contracts” means all: (a) Contracts pursuant to which any Person grants to the Company or its Subsidiary any license, sublicense, consent, waiver, covenant not to sue or other right with respect to any Intellectual Property material to the business of the Company and its Subsidiary as of the date of this Agreement, including all Exclusive Intellectual Property (excluding non-exclusive licenses for Off-the-Shelf Software); (b) Contracts pursuant to which the Company or its Subsidiary grants any Person any license, sublicense, consent, waiver, covenant not to sue or other right with respect to any Intellectual Property material to the business of the Company and its Subsidiary as of the date of this Agreement; (c) co-existence agreements and settlement agreements relating to any Owned Intellectual Property or Exclusive Intellectual Property; (d) Contracts that provide for the invention, creation, conception or development of any Intellectual Property (i) by the Company or its Subsidiary for any Person or (ii) by any other Person for the Company or its Subsidiary (excluding consulting agreements or employee agreements that contain assignments of Intellectual Property to the Company or its Subsidiary substantially on a form made available to Parent); (e) Contracts that provide for the assignment or other transfer of any material Intellectual Property (i) to the Company or its Subsidiary by any Person (excluding consulting agreements or employee agreements that contain assignments of Intellectual Property to the Company or its Subsidiary substantially on a form made available to Parent) or (ii) by the Company or its Subsidiary to any Person; and (f) Contracts pursuant to which the Company or its Subsidiary is restricted in any material respect from using or practicing any Intellectual Property that is material to the continued operation of the business of the Company and its Subsidiary as of the date of this Agreement (disregarding for these purposes (i) field limitations that may apply to Intellectual Property licensed to the Company or its Subsidiary, (ii) use limitations that may apply to Intellectual Property to which the Company or its Subsidiary has been granted rights (e.g. limitations to use products manufactured for the Company or its Subsidiary solely for specified purposes, such as solely for research) and (iii) customary confidentiality obligations); excluding, in each case ((a),(b), (d), (e) and (f)), Routine Services Contracts entered into in the ordinary course of business.

“Knowledge” of Parent or the Company, as applicable means the actual knowledge, after reasonable inquiry, of the individuals listed in Section 9.3(a) of the Company Disclosure Letter.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, act, statute, code, order, ordinance, Permit, rule, regulation, judgment, injunction, decree, writ, constitution, treaty, convention, ruling or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and, for the sake of clarity, includes, but is not limited to, Healthcare Laws and Environmental Laws.

“Liability” means, with respect to any Person, any debt, liability, expense, commitment or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, primary or secondary, matured or unmatured, billed or unbilled, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“MAA” means an EU marketing authorization application.

“MHRA” means the Medicines Healthcare products Regulatory Agency.

“Milestone Payment” has the meaning set forth in the CVR Agreement.

“Milestone Payment Date” has the meaning set forth in the CVR Agreement.

“NDA” means a new drug application for a drug submitted to the FDA pursuant to 21 C.F.R. Part 314 (as amended from time to time), and all amendments or supplements thereto, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any equivalent application submitted to any other health authority.

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Eastern Time) and ending on the fourth (4th) Business Day thereafter at 5:00 p.m. Eastern Time; provided that, with respect to any material change in the financial terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. Eastern Time on the second (2nd) Business Day after delivery of such revised Determination Notice; provided, further, that if fewer than five (5) Business Days remain prior to the scheduled Expiration Date and Purchaser has not extended the Offer pursuant to Section 1.1(a)(ii), the Notice Period will be the period beginning upon delivery by the Company to Parent of a Determination Notice and ending twenty-four (24) hours thereafter.

“Off-the-Shelf Software” means software, other than open source software, obtained from a third party (a) on general, non-negotiated commercial terms and that continues to be widely available on such commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company or its Subsidiary, (c) that is used for business infrastructure or other internal purposes and (d) was licensed for fixed payments of less than $250,000 in the aggregate or annual payments of less than $250,000 per year.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by the Company or its Subsidiary.

“Patents” means all patents, issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Permits” means all approvals, authorizations, certificates, registrations, exemptions, consents, licenses, orders and permits and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are not delinquent and that are not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased Company Real Property which are not violated by the current use and operation of the leased Company Real Property, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased Company Real Property that do not materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s or its Subsidiary’s business, (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) purchase money liens for personal property and liens securing rental payments under Finance Leases for personal property and (g) those matters identified in the Permitted Liens Section of the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Information” means data and information concerning an identifiable natural person and any definition for any similar term (e.g., “personal data” or “personally identifiable information” or “PII”) provided by applicable Privacy Laws, or by any party hereto in any of its own privacy policies, notices or contracts, all information that identifies, could be used to identify or is otherwise associated with an individual person, whether or not such information is associated with an identified individual person.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation or benefit plan, policy, program, arrangement or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not, and covering one or more natural Persons, including any stock purchase, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, other equity-based, phantom equity, severance, separation, termination, retention, employment, consulting, change in control, bonus, incentive, deferred compensation, pension, profit sharing, retirement, supplemental retirement, employee loan, hospital, medical, health, welfare, 401(k), dental, vision, workers’ compensation, disability, life insurance, death benefit, vacation, paid time off, leave of absence, employee assistance, tuition assistance or other fringe benefit plan, policy, program, arrangement or agreement, other than any “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

“Privacy Laws” mean all foreign or domestic Laws (including HIPAA), legal requirements and self-regulatory guidelines relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

“Product” means the product candidates referred to as VERVE-101, VERVE-102, VERVE-201 or VERVE-301.

“Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under this Agreement or to timely consummate the Contemplated Transactions.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Representative” means the officers, directors, managers, members, employees, accountants, consultants, legal counsel, financial advisors and agents and other agents and representatives of a party.

“Routine Services Contracts” means (a) materials transfer agreements, manufacturing services agreements, clinical contract services agreements, clinical scale agreements, master services agreements, clinical trial agreements, contract research agreement or other ordinary course services agreements, in each case, that grant non-exclusive rights to use Company Intellectual Property solely to conduct research, manufacturing, clinical trial activities, or other services within the scope of the applicable agreement and that do not otherwise involve a grant of rights to use any Company Intellectual Property for the research, supply, manufacturing, development or commercialization of the Product (excluding any such agreements that contain (i) an assignment of material Intellectual Property by the Company or its Subsidiary to a third party or (ii) an assignment of material Intellectual Property by a third party to the Company or its Subsidiary) or (b) Contracts pursuant to which the Company or its Subsidiary is granted non-exclusive rights to use the Company Systems or any research tools and that do not otherwise involve any assignment, transfer or grant of rights with respect to any Company Intellectual Property (except, with respect to research tools, non-exclusive licenses to use modified versions of the research tools granted back to the provider of such research tools).

“Sales Agent” means Jefferies LLC, as sales agent and/or principal under the Sales Agreement.

“Sales Agreement” means that certain Open Market Sale Agreement, dated July 1, 2022, by and between the Company and Sales Agent.

“Sanctioned Country” means a country or territory, or the government thereof, which is the subject or target of any Sanctions Laws (at the time of this Agreement, Belarus, Cuba, Crimea, Russian Controlled Regions of Ukraine (currently Donetsk and Luhansk), Iran, North Korea, Russia, Sudan, Syria and Venezuela.

“Sanctioned Person” means a Person: (a) listed on any Sanctions Laws or Ex-Im Laws-related list of designated Persons maintained by a Governmental Body, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Foreign Sanctions Evaders List, OFAC’s Sectoral Sanctions Identification List, the U.S. Department of Commerce’s Entity, Denied Persons, or Unverified Lists, the U.S. Department of State’s Nonproliferation Sanctions Lists or Debarred List, the EU Consolidated List, the UN Security Council Consolidated List, or His Majesty’s Treasury’s Consolidated List of Financial Targets, (b) located, organized, or ordinarily resident in, or a national of, or the government, or any agency or instrumentality of the government of, a Sanctioned Country, or (c) 50% or greater owned by controlled by, or otherwise acting for or on behalf of one or more Persons sanctioned by OFAC as described in clauses (a)-(b) above.

“Sanctions Laws” means any U.S. or non-U.S. laws related to economic or trade sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means any written bona fide (as reasonably determined by the Company Board in good faith) Acquisition Proposal received after the date of this Agreement that did not, directly or indirectly, result from a material breach of Section 6.3(a) (except (x) the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)” and (y) a non-exclusive license or other non-exclusive rights with respect to an asset shall not be deemed a purchase, exchange, transfer or other acquisition of such asset) that the Company Board or a committee thereof has determined in good faith, after consultation with outside counsel and its independent financial advisor, is superior to the Acquisition Proposal reflected in this Agreement, taking into account all of the terms and conditions (including all of the financial, regulatory, financing, conditionality, legal and other terms, as well as the likelihood of consummation thereof) and all other aspects of such Acquisition Proposal (including any changes to the terms of this Agreement proposed by Parent).

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, tariff, escheat or unclaimed property, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or attachments thereto and any amendments thereof) filed or required to be filed with any Governmental Body in connection with the administration, determination, assessment or collection of any Tax.

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto, formulation, clinical, analytical and stability information and data, inventions (including conceptions or reductions to practice), invention and technical reports, pricing information, research and development information, technology, techniques, procedures, processes, formulae, methods, formulations, discoveries, specifications, designs, drawings, algorithms, plans, improvements, models, techniques and methodologies.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for any of the foregoing and all renewals and extensions thereof, and all goodwill associated therewith and symbolized thereby.

“Transfer Taxes” means sales, transfer, stamp, stock transfer, documentary, registration, value added, use, real property transfer and any similar Taxes and fees.

Section 9.4. Terms Defined Elsewhere. For purposes of this Agreement each of the following terms (capitalized below) when used in this Agreement will have the meaning ascribed to such term in the Section set forth opposite such term:

401(k) Plan	Section 6.4(c)
Acceleration Date	Section 3.2(a)(iii)
Acceptance Time	Section 1.1(a)(ii)
Affiliate Transaction	Section 4.24
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.3(d)
Book-Entry Share	Section 3.4(c)
CARES Act	Section 4.11(c)
Certificate	Section 3.4(b)
Certificate of Merger	Section 2.2
Closing	Section 2.2
Closing Amount	Recitals

Closing Date	Section 2.2
Code	Section 3.6
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 4.2
Company Bonus Plan	Section 6.4(d)
Company Cash-Out Stock Option	Section 3.2(a)(i)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Equity Plan	Section 3.2(a)
Company Equity Plans	Section 3.2(a)
Company ESPP	Section 3.2(a)
Company Material Contract	Section 4.12(a)
Company Organizational Documents	Section 4.1(c)
Company Real Property	Section 4.10(b)
Company Registered Intellectual Property	Section 4.13(a)
Company RSUs	Section 3.2(a)(iv)
Company SEC Documents	Section 4.6(a)
Company Securities	Section 4.3(e)
Company Stock Options	Section 3.2(a)(iii)
Company Systems	Section 4.13(j)
Compensation Action	Section 6.8
Confidentiality Agreement	Section 9.4 of Company Disclosure Letter
Current Employees	Section 6.4(a)
CVR Agreement	Recitals
CVRs	Recitals
DGCL	Recitals
Dissenting Shares	Section 3.3(a)
Effective Time	Section 2.2
ERISA	Section 4.16(d)
Exchange Act	Section 1.1(a)(i)
Excluded Benefits	Section 6.4(a)
Expiration Date	Section 1.1(a)(i)
FCPA	Section 4.19(g)
FDA	Section 4.19(a)
FDCA	Section 4.19(a)
HSR Act	Section 4.5
Indemnified Party	Section 6.5(b)
Initial Expiration Date	Section 1.1(a)(i)
Intentional Breach	Section 8.5(a)
Labor Agreements	Section 4.12(a)(ii)
Last Exercise Date	Section 3.2(a)(iii)
Maximum Amount	Section 6.5(c)
Measurement Date	Section 4.3(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)

Minimum Tender Condition	Annex I(a)
Nasdaq	Section 1.1(a)(ii)
OECD Convention	Section 4.19(g)
Offer	Recitals
Offer Conditions	Section 1.1(a)(i)
Offer Documents	Section 1.1(b)
Offer Price	Recitals
Outside Date	Section 8.2(b)
Parent	Preamble
Parent Bonus Plan	Section 6.4(d)
Paying Agent	Section 3.4(a)
Payment Date	Section 6.4(d)
PHSA	Section 4.19(a)
Pre-Closing Period	Section 6.1(a)
Privacy Policies	Section 4.19(i)
Prohibited Payment	Section 4.19(i)
Purchase Orders	Section 4.12(a)(x)
Purchaser	Preamble
Regulatory Authorizations	Section 4.19(a)
Regulatory Correspondence	Section 4.19(a)
Rights Agent	Recitals
Sarbanes-Oxley	Section 4.9(d)
Schedule 14D-9	Section 1.2
Schedule TO	Section 1.1(b)
SEC	Section 1.1(a)(i)
Securities Act	Section 4.6(a)
Share	Recitals
Shares	Recitals
Stockholder List Date	Section 1.3
Stockholder Litigation	Section 6.12
Surviving Corporation	Section 2.1
Tender and Support Agreements	Recitals
Treasury Regulations	Section 3.6
UK Bribery Act	Section 4.3(g)
WARN	Section 4.18(b)

Section 9.5. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule, law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in an acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 9.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement; provided, further, that any such assignment shall not take place after the commencement of the Offer and shall not otherwise materially impede or delay the consummation of the Contemplated Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.7. Entire Agreement; Third-Party Beneficiaries. This Agreement (together with the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein) and the Tender and Support Agreements constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remains in full force and effect until the expiration thereunder; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. Except for (a) the rights of the holders of Shares to receive the Offer Price and the Merger Consideration, and the holders of Company Stock Options and Company RSUs to receive the consideration described in Section 3.2, (b) the right of the Company, on behalf of the holders of Shares and the holders of Company Stock Options and Company RSUs (each of which are third party beneficiaries hereunder only to the extent required for this clause (b) to be enforceable), to pursue specific performance as set forth in Section 9.16 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties agree may, if ordered by a court of competent jurisdiction, be based upon a decrease in share value or lost premium) in the event of Parent’s or Purchaser’s breach of this Agreement, and (c) as provided in Section 6.5 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 9.8. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.9. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.10. Counterparts. This Agreement may be executed and delivered (including by executed signatures in electronic format (including “pdf”) and other electronic signatures (including, DocuSign and AdobeSign) in each case transmitted by email) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 9.11. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 9.12. Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, the Offer, the Merger, or the Contemplated Transactions, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement, the Offer, the Merger, or the Contemplated Transactions in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided that each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.13. Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.12(a) in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.14. Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 9.15. Cooperation. Except from and after a Change of Board Recommendation, the parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Contemplated Transactions and to carry out the intent and purposes of this Agreement (including providing Parent with information reasonably requested to support calculations under Section 280G of the Code).

Section 9.16. Specific Performance.

(a) The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages could not make whole. It is accordingly agreed that (i) each party hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking and (ii) the parties hereto will, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b) Notwithstanding the parties’ rights to specific performance pursuant to Section 9.16(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages.

Section 9.17. Interpretation. When reference is made in this Agreement to an Article, Section or Exhibit, such reference will refer to Articles and Sections of, and Exhibits to, this Agreement unless otherwise indicated. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” shall refer to the lawful currency of the United States. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. Any reference to any Person shall be construed to include such Person’s successors and assigns. The words “made available” and words of similar import refer to documents posted to the virtual data room hosted by ShareFile titled “Ridgeway,” or otherwise delivered via e-mail by or on behalf of the Company to Parent or Purchaser, in each case, at least one (1) Business Day prior to the execution hereof. The words “ordinary course of business” shall mean the ordinary course of business consistent with past practice. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELI LILLY AND COMPANY

By:	/s/ Kenneth Custer
Name:	Kenneth Custer
Title:	Executive Vice President & President, Lilly Cardiometabolic Health

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RIDGEWAY ACQUISITION CORPORATION

By:	/s/ Jonathan R. Haug
Name:	Jonathan R. Haug
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VERVE THERAPEUTICS, INC.

By:	/s/ Sekar Kathiresan
Name:	Sekar Kathiresan, M.D.
Title:	Co-Founder and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein have the meanings assigned to them in the Agreement.

1. Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer, unless, immediately prior to the then applicable Expiration Date:

(a) there have been validly tendered in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures, if permitted by the terms of the Offer, that have not yet been “received” by the “depositary” as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the Expiration Date that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned Subsidiaries), represents a majority of the Shares outstanding as of the consummation of the Offer (such condition in this Paragraph 1(a) being, the “Minimum Tender Condition”); and

(b) any applicable waiting period under the HSR Act in respect of the Contemplated Transactions and any agreement with a Governmental Body not to consummate or to delay consummation of the Contemplated Transactions shall have expired or been terminated.

2. Additionally, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

(a) any court of competent jurisdiction or other Governmental Body has issued an order, decree, or ruling, enacted any Law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger;

(b) (i) the Company has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Agreement on or before the Acceptance Time, (ii) the representations and warranties of the Company contained in the Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.8(a) (Absence of Company Material Adverse Effect); Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required)) and that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date and (y) are made as of a specific date are not true as of such date, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or

“Company Material Adverse Effect”) has not had a Company Material Adverse Effect, (iii) the representation set forth in Section 4.8(a) (Absence of Company Material Adverse Effect) is not true in all respects, as of the date of this Agreement and the Expiration Date as though made on and as of such date and time, (iv) the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (other than Section 4.3(a), (b) or (e)) (Capital Stock), Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date), or (v) the representations set forth in Section 4.3(a), (b) and (e) (Capital Stock) are not true and correct in all respects, except for any de minimis inaccuracies, as of the Expiration Date as though made on and as of such date and time;

(c) the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company in his or her capacity as such an officer to the effect that the conditions set forth in Paragraphs 2(b) and 2(d) have been satisfied as of the Expiration Date;

(d) since the date of the Agreement, there has occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect; or

(e) the Agreement has been terminated pursuant to its terms.

The conditions set forth in Paragraph 2 of this Annex I are for the benefit of Parent and Purchaser and (except for the conditions set forth in clauses 1(a) and 2(e)) may be waived by Parent or Purchaser in whole or in part at any time or from time to time prior to the Expiration Date, in each case, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

Annex II

CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

Annex III

BYLAWS OF THE SURVIVING CORPORATION

Annex IV

CONTINGENT VALUE RIGHTS AGREEMENT

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 2025 (this “Agreement”), is entered into by and among Eli Lilly and Company, an Indiana corporation (“Parent”), Ridgeway Acquisition Corporation, a Delaware corporation and indirect wholly owned Subsidiary of Parent (“Purchaser”), and Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (“Computershare Trust” and, together with Computershare, the Rights Agent (as defined herein)). Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Merger Agreement (as defined herein).

RECITALS

WHEREAS, Parent, Purchaser and Verve Therapeutics, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of June 16, 2025 (as it may be amended, supplemented or otherwise modified from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Purchaser (a) has made a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) and (b) following the acceptance of the shares of Company Common Stock pursuant to the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect subsidiary of Parent; and

WHEREAS, as an integral part of the consideration of the Offer and the Merger, pursuant to and subject to the terms and conditions of the Merger Agreement, holders of Company Common Stock (other than any shares of Company Common Stock described in Section 3.1(b) of the Merger Agreement and Dissenting Shares) as of immediately prior to the Effective Time, including holders of Company RSUs, holders of Company Cash-Out Stock Options and holders of Closing Date Contingent Options, in each case, as of immediately prior to the Effective Time (any such holders, the “Initial Holders”), will become entitled to receive up to one contingent cash payment, such payment being contingent upon, and subject to, the achievement of the Milestone (as defined below) prior to the earlier of the Milestone Expiration (as defined below) and the Termination (as defined below), subject to and in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties agree, for the equal and proportionate benefit of all Holders (as defined herein), as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1 Definitions. As used in this Agreement, the following terms will have the following meanings:

“Acting Holders” means, at the time of determination, Holders of not less than twenty-five percent (25%) of outstanding CVRs as set forth in the CVR Register.

“Agreement” has the meaning set forth in the preamble hereto.

“Assignee” has the meaning set forth in Section 6.3(a).

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving Parent in which Parent is not the surviving entity, and (c) any other transaction involving Parent in which Parent is the surviving or continuing entity but in which the stockholders of Parent immediately prior to such transaction (as stockholders of Parent) own less than 50% of Parent’s voting power immediately after the transaction.

“Commercially Reasonable Efforts” means, with respect to a particular task or obligation, a level of efforts that is consistent with the general practice followed by Parent relating to other pharmaceutical compounds, products or therapies owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life (“Relevant Products”), taking into account issues of safety, tolerability and efficacy, product profile, the competitiveness of other products in development and in the marketplace, supply chain management considerations, the proprietary position of the Relevant Products (including with respect to patent or regulatory exclusivity), and the regulatory structure involved, and, in each case, other relevant technical, commercial, legal, scientific or medical factors. For clarity, “Commercially Reasonable Efforts” shall be determined on an indication-by-indication, product-by-product and country-by-country basis, and it is anticipated that the level of efforts for different indications, products and countries may differ or change over time, reflecting changes in the status of the products, indications and country(ies) involved.

“Company” has the meaning set forth in the recitals hereto.

“Company Common Stock” has the meaning set forth in the recitals hereto.

“Computershare” has the meaning set forth in the preamble hereto.

“Computershare Trust” has the meaning set forth in the preamble hereto.

“CVR Product” means the product candidate, known as “VERVE-102” as of the date of this Agreement, together with any modifications or improvements to such product candidate.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVRs” means the rights of Holders hereunder (granted to Initial Holders as part of the consideration of the Offer and the Merger pursuant to the terms of the Merger Agreement) to receive a contingent cash payment on the terms and subject to the conditions of this Agreement and the Merger Agreement.

“Depositary” means, jointly, Computershare Inc. and Computershare Trust Company, N.A., or any successor thereto pursuant to the Depositary, Information, and Paying Agent Agreement, dated [•], 2025, by and among Parent, Georgeson LLC, Computershare and Computershare Trust, as may be amended from time to time.

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“DTC” means The Depository Trust Company or any successor thereto.

“Equity Award CVR” means a CVR received by an Initial Holder in respect of Company Cash-Out Stock Options, Closing Date Contingent Options or Company RSUs.

“Final Determination” means with respect to (a) U.S. federal income Taxes, a “determination” within the meaning of Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870-AD and (b) Taxes other than U.S. federal income Taxes, any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations).

“Final Resolution” shall mean a resolution:

(i)	after final determination by a court of competent jurisdiction; or

(ii)	pursuant to a settlement agreement on advice of competent outside counsel.

“Funds” has the meaning set forth in Section 2.6.

“Holder” means a Person in whose name a CVR is registered in the CVR Register as of the applicable date and time of determination.

“Initial Holders” has the meaning set forth in the recitals hereto.

“IRS” means the Internal Revenue Service.

“Merger” has the meaning set forth in the recitals hereto.

“Merger Agreement” has the meaning set forth in the recitals hereto.

“Milestone” means the dosing of the first (1st) human subject in the U.S. in a Phase 3 Clinical Trial for the CVR Product targeting atherosclerotic cardiovascular disease.

“Milestone Expiration” means 12:00 a.m., Eastern Time on the date that is the tenth (10th) anniversary of the Closing Date.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Offset Amount” means an amount equal to (a) fifty percent (50%) of any (i) payments made, or to be made, by Purchaser (or its controlled Affiliates) for it (or its controlled Affiliates) to obtain an exclusive license or retain sole ownership under the Relevant Patents due to a Final Resolution, and (ii) attorneys’ fees, expert fees and costs, court and arbitration expenses, and similar other out-of-pocket fees and costs, in each case, reasonably incurred and reasonably documented by Purchaser (or its controlled Affiliates) in connection with any Final Resolution or otherwise in connection with a dispute related to the ownership of Relevant Patents, divided by (b) the total number of CVRs held by all Holders as reflected on the CVR Register as of the close of business on the date of the Milestone Notice; provided that the Milestone Offset Amount shall in no event exceed $0.50.

“Milestone Payment” means (a) if the Milestone is achieved before both (i) the Milestone Expiration and (ii) the Termination, an amount equal to the sum of $3.00 minus the Milestone Offset Amount (if any), in cash, without interest, per CVR, and (b) if the Milestone is achieved at or after (i) the Milestone Expiration or (ii) the Termination, $0 per CVR. For the avoidance of doubt, the Milestone Payment shall only be due once, if at all, subject to the achievement of the Milestone prior to the earlier of the Milestone Expiration or the Termination.

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“Milestone Payment Amount” means, for a given Holder, the product of (a) the Milestone Payment and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Notice; provided that, notwithstanding the foregoing, the Milestone Payment Amount in respect of a CVR received in respect of a Closing Date Contingent Option shall not exceed the excess of the sum of (A) the Closing Amount, plus (B) the Milestone Payment over the applicable exercise price of such Closing Date Contingent Option.

“Milestone Payment Date” has the meaning set forth in Section 2.4(a).

“Offer” has the meaning set forth in the recitals hereto.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Parent” has the meaning set forth in the preamble hereto.

“Permitted CVR Transfer” means: a transfer of CVRs (a) by will or intestacy upon death of a Holder; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger of the Holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any Holder that is a corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner, and if applicable, through an intermediary; (f) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (provided that such distribution or transfer does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended); or (g) as provided in Section 2.7.

“Phase 3 Clinical Trial” means a clinical trial that (a) qualifies under 21 C.F.R. 312.21(c) (or its successor regulation in the U.S.) or (b) if the defined endpoints for such trial are met, is intended to be a pivotal trial for purposes of obtaining Regulatory Approvals in the U.S. For clarity, a phase 2/3 combination trial that otherwise satisfies the requirements of this definition shall be deemed a Phase 3 Clinical Trial for purposes of the “Milestone” definition hereof with the first dosing in the Phase 3 portion thereof being sufficient to satisfy the Milestone.

“Purchaser” has the meaning set forth in the preamble hereto.

“Regulatory Approval” means the approval of a Biologics License Application, as defined in the United States Federal Food, Drug, and Cosmetic Act, as amended, pursuant to 21 C.F.R. Part 601 (as amended from time to time), permitting marketing of the CVR Product in interstate commerce in the United States, including approval through the FDA’s Fast Track program, Accelerated Approval program or other FDA accelerated or conditional approvals.

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“Relevant Patents” shall mean the claims under PCT patent application publication numbers WO2021207710, WO2021207711, and WO2021207712, together with any patents issuing therefrom.

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent is appointed pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Rights Agent Account” has the meaning set forth in Section 2.4(a).

“Termination” has the meaning set forth in Section 6.8.

Section 1.2 Rules of Construction. When reference is made in this Agreement to an Article, Section or Exhibit, such reference will refer to Articles and Sections of, and Exhibits to, this Agreement unless otherwise indicated. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” shall refer to the lawful currency of the United States. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. Any reference to any Person shall be construed to include such Person’s successors and assigns. The words “ordinary course of business” shall mean the ordinary course of business consistent with past practice. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of this Agreement.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1 CVRs. Each CVR represents the contractual right of a Holder (granted to each Initial Holder as part of the consideration of the Offer and the Merger pursuant to the terms of the Merger Agreement) to receive the Milestone Payment pursuant to, and subject to the terms and conditions of, this Agreement.

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Section 2.2 Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted CVR Transfer; the foregoing restrictions shall apply notwithstanding that certain of the CVRs will be held through DTC. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs and (ii) registering CVRs in book-entry position and Permitted CVR Transfers thereof. The CVR Register shall set forth (x) with respect to holders of Company Common Stock that hold such shares in book-entry form through DTC immediately prior to the Effective Time, one (1) position for Cede & Co. (as nominee of DTC) representing all such shares of Company Common Stock that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, and (y) with respect to (A) holders of shares of Company Common Stock that hold such shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to the Depositary by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Depositary, in accordance with the Merger Agreement, (B) holders of shares of Company Common Stock that hold such shares in book-entry form through the Company’s transfer agent immediately prior to Effective Time, (C) holders of Company RSUs, (D) holders of Company Cash-Out Stock Options and (E) holders of Closing Date Contingent Options, in each case of clauses (A), (B), (C), (D) and (E), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of Holders (pursuant to any Permitted Transfers), upon the written receipt of such information by the Rights Agent.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer, in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative duly authorized in writing, or the Holder’s survivor (with written documentation evidencing such person’s status as the Holder’s survivor), and setting forth in reasonable detail the circumstances relating to the requested transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise

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complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. As a condition of such transfer, Parent and the Rights Agent may require a transferring Holder or its transferee to pay to the applicable Governmental Body any transfer, stamp or other similar Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of such applicable Taxes or charges unless and until the Rights Agent is reasonably satisfied that all such Taxes or charges have been paid or that such Taxes or charges are not applicable. All CVRs duly transferred in accordance with Section 2.2 that are registered in the CVR Register will be the valid obligations of Parent and Purchaser and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures; Notices.

(a) If the Milestone is achieved prior to the Milestone Expiration and before the Termination, then on or prior to the date that is fifteen (15) Business Days following the achievement of the Milestone (such date, the “Milestone Payment Date”), (A) Parent shall deliver to the Rights Agent (x) a written notice indicating that the Milestone has been achieved (the “Milestone Notice”) and an Officer’s Certificate certifying the date of such achievement and that the Holders are entitled to receive the Milestone Payment, (y) any letter of instruction reasonably required by the Rights Agent, which shall set forth the Milestone Payment in respect of the Milestone as of the date of the Milestone Notice, and (B) Purchaser shall deliver to Computershare (or to Parent, the Surviving Corporation or their Affiliates, as applicable, in the case of payments with respect to Equity Award CVRs) the payment required by Section 4.2, if being delivered to Computershare to the account set forth on Annex I hereto, which account information may be updated from time to time by Computershare by prior written notice to Parent and Purchaser (the “Rights Agent Account”). For the avoidance of doubt, the Milestone Payment shall only be due once, if at all, subject to the conditions set forth herein.

(b) The Rights Agent will promptly, and in any event within fifteen (15) Business Days after receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of the Milestone Notice and pay the Milestone Payment Amount to each Holder (other than a Holder of an Equity Award CVR) (i) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice, or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instruction. Purchaser will cause Parent, Surviving Corporation or their Affiliates to pay the applicable Milestone Payment Amount to each Holder of an Equity Award CVR within fifteen (15) Business Days of the receipt of the Milestone Notice, subject to Section 2.4(c) of this Agreement.

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(c) Parent and its Affiliates (including Purchaser) and the Rights Agent shall be entitled to deduct and withhold from the Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under applicable Law. With respect to Initial Holders who received Equity Award CVRs, any such withholding may be made, or caused to be made, by Parent through the Surviving Corporation’s or its Affiliates’ (including Purchaser’s) payroll system or any successor payroll system. Prior to paying the Milestone Payment Amount to the Holders, the Rights Agent shall provide the opportunity for each Holder to provide a copy of a duly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, or any other forms or information that the Rights Agent may reasonably request in order to avoid or reduce any applicable withholding amount. Unless otherwise directed by Parent, the Rights Agent shall promptly and timely remit, or cause to be remitted, any amounts withheld in respect of Taxes to the appropriate Governmental Body. To the extent any amounts are so deducted and withheld and properly remitted, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. The parties intend that each Equity Award CVR is exempt from or in compliance with Section 409A of the Code, and this Agreement shall be interpreted and administered in accordance therewith. None of the parties to this Agreement nor any of their employees, directors or representatives shall have any liability to a Holder or transferee or other Person in respect of Section 409A of the Code.

(d) Any portion of a Milestone Payment Amount that remains undistributed six (6) months after the date of the delivery of the Milestone Notice will be delivered by the Rights Agent to Parent or Purchaser, upon demand, and any Holder will thereafter look only to Parent and Purchaser for payment of the applicable Milestone Payment Amount, without interest, but such Holder will have no greater rights against Parent and Purchaser than those accorded to general unsecured creditors of Parent and Purchaser under applicable Law.

(e) None of Parent, any of its Affiliates (including Purchaser) or the Rights Agent will be liable to any person in respect of any Milestone Payment Amount or portion thereof delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite efforts by the Rights Agent to deliver the Milestone Payment Amount to the applicable Holder pursuant to the Rights Agent’s customary unclaimed funds procedures, such Milestone Payment Amount has not been paid prior to the two (2) year anniversary of the Milestone Payment Date (or immediately prior to such earlier date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Body), such Milestone Payment Amount will, to the extent permitted by applicable Law, become the property of Purchaser, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Purchaser agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Purchaser.

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(f) The Rights Agent shall be responsible for information reporting required under applicable Law with respect to the CVRs, including reporting the fair market value of the CVRs upon the Holders’ receipt of such CVRs on Internal Revenue Service Form 1099-B and reporting any Milestone Payments hereunder on Internal Revenue Service Form 1099-B or other applicable form to the extent required under applicable Law. Purchaser shall provide the Rights Agent with properly completed “Standard Tax Reporting Instructions” contained in Annex II hereto, which shall contain the fair market value of the CVRs and the Purchaser shall use commercially reasonable efforts to cooperate with the Rights Agent to provide any other information reasonably necessary for the Rights Agent to carry out its obligations in this Section 2.4(f).

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent or any of its Affiliates.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent, any constituent corporation party to the Merger Agreement or any of their respective Affiliates or Subsidiaries (including Purchaser).

(c) Neither Parent or its directors and officers nor Purchaser or its directors and officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

Section 2.6 Holding of Funds. All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of its services hereunder (the “Funds”) shall be held by Computershare as agent for Parent and deposited in one or more segregated bank accounts to be maintained by Computershare in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, Computershare will hold the Funds through such accounts in deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Computershare shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this Section 2.6, including any losses resulting from a default by any bank or financial institution; provided, that in the event the Funds are diminished below the level required for Computershare to make the Milestone Payment Amount (to the extent remaining due) to Holders that are not Holders of Equity Award CVRs, as required under this Agreement, including any such diminishment as a result of investment losses, Parent shall promptly pay additional cash to Computershare in an amount equal to the deficiency in the amount required to make such payments. Computershare Inc. may from time to time receive interest, dividends or other earnings in connection with such deposits. Computershare Inc. shall not be obligated to pay such interest, dividends or earnings to Parent, any Holder or any other Person.

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Section 2.7 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor, which a Holder may effect via delivery of a written abandonment notice to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates (including Purchaser) from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its or their sole discretion. Any CVRs acquired by Parent or any of its Affiliates (including Purchaser) shall be automatically deemed extinguished and no longer outstanding or entitled to the Milestone Payment for purposes of this Agreement.

Section 2.8 Tax Treatment. The parties hereto agree to treat the CVRs (other than the Equity Award CVRs) for all U.S. federal, and applicable state and local income Tax purposes as (a) except to the extent treated as imputed interest, additional consideration for, or in respect of, the Company Common Stock pursuant to the Merger Agreement, and (b) a “closed transaction” in which the fair market value of the CVRs, as determined by Purchaser in its sole discretion, is included in income in the taxable year of the Closing, and, in each case, none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Body related to Taxes or for other Tax purposes except as otherwise required by a Final Determination. Purchaser, Parent, the Surviving Corporation and/or Rights Agent, as applicable, shall report imputed interest on the CVRs pursuant to Section 483 of the Code, to the extent required by applicable Law and in accordance with properly completed “Standard Tax Reporting Instructions” contained in Annex II hereto.

ARTICLE III

THE RIGHTS AGENT

Section 3.1 No Liability. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of its willful or intentional misconduct, bad faith or gross negligence (in each case as determined by a final non-appealable judgment of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, other than in the case of willful or intentional misconduct, bad faith, fraud or gross negligence (in each case as determined by a final non-appealable judgment of a court of competent jurisdiction), any liability of the Rights Agent under this Agreement will be limited to two (2) times the amount of fees paid (but not including reimbursable expenses) in the twelve (12) months preceding the event for which recovery is sought in connection with this Agreement. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

Section 3.2 Certain Duties and Responsibilities. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent or Purchaser; provided that this Section 3.2 shall not affect the Rights Agent’s obligation to make payments in accordance with and subject to Section 2.4.

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Section 3.3 Certain Rights of the Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(i) the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by the proper party or parties;

(ii) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful or intentional misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(iii) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in absence of bad faith and in reliance thereon;

(iv) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(v) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(vi) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(vii) the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

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(viii) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s performance of its duties under this Agreement (excluding any Taxes, interest, penalties or other costs or expenses imposed on the payment of fees hereunder), including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss arising out of or in connection with the execution, administration, exercise and performance of its duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, unless such loss has been determined by a court of competent jurisdiction to have resulted from the Rights Agent’s willful or intentional misconduct, bad faith or gross negligence;

(ix) Parent agrees (x) to pay the fees and expenses of the Rights Agent in connection with this Agreement, as agreed upon in writing in a fee schedule by the Rights Agent and Parent on or prior to the date hereof, which shall include reimbursement from Parent, for all reasonable, documented and necessary out-of-pocket expenses and disbursements paid or incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance by the Rights Agent of its duties hereunder and (y) to reimburse the Rights Agent for all Taxes and governmental charges (other than Taxes, interest, penalties or other costs or expenses imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)); provided that if the Rights Agent determines in good faith that it has received a refund of any Tax or governmental charge borne by Parent pursuant to this clause (y), the Rights Agent shall promptly repay such refund to Parent;

(x) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if it reasonably believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(xi) in the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide written notice to Parent describing in detail the ambiguity or uncertainty it believes exists, and the Rights Agent shall seek clarification. Parent will respond to such request for clarification as promptly as reasonably practicable, and in any event within ten (10) Business Days. If such clarification is not provided within ten (10) Business Days, the Rights Agent may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Parent or any Holder or any other Person for refraining from taking such action, unless and until the Rights Agent receives written instructions from Parent which reasonably eliminate such ambiguity or uncertainty;

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(xii) the Rights Agent shall not be deemed to have knowledge of any event of which it was entitled to receive notice pursuant to the terms of this Agreement, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection with such event, in each case, unless and until such notice has been given in accordance with Section 6.1;

(xiii) subject to Section 6.3, the Rights Agent may perform any of its duties hereunder either directly or, with the prior written consent of Parent, by or through nominees, correspondents, designees, or subagents; provided, however, that in the event the Rights Agent performs any of its duties hereunder by or through any nominee, correspondent, designee, or subagent, the Rights Agent shall not be answerable, accountable or liable hereunder for any act, omission, default, neglect or misconduct of such nominee, correspondent, designee, or subagent, as applicable, to the Company resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful or intentional misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) in the selection or continued employment thereof;

(xiv) the Rights Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of the Merger Agreement, nor shall the Rights Agent be required to determine if any Person has complied with the Merger Agreement, nor shall any additional obligations of the Rights Agent be inferred from the terms of the Merger Agreement even though reference thereto may be made in this Agreement;

(xv) the Rights Agent shall act hereunder solely as agent for Parent and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs; and

(xvi) the recitals or statements of fact contained herein shall be taken as statements of Parent (other than the Rights Agent’s representations, warranties and statements under this Agreement), and the Rights Agent assumes no responsibility for their correctness nor shall it be required to verify the same (other than the Rights Agent’s representations, warranties and statements under this Agreement). The Rights Agent shall be under no responsibility for the validity or sufficiency of this Agreement with respect to any other party hereto or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of the CVRs, nor shall it be responsible for any breach by Parent or Purchaser of any covenant or condition contained in this Agreement or any CVR.

(b) The obligations of Parent and the rights of the Rights Agent under this Section 3.3, Section 3.1 and Section 3.2 shall survive the Milestone Expiration and the Termination and the resignation, replacement or removal of the Rights Agent.

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Section 3.4 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified and such resignation will become effective on the date so specified. Parent has the right to remove Rights Agent at any time by specifying a date when such removal will take effect and such removal will become effective on the date so specified. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.4(a) or becomes incapable of acting, Parent will as soon as is reasonably possible, appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.5, become the successor Rights Agent.

(c) Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.5, the successor Rights Agent will cause the notice to be mailed at the expense of Parent; provided that failure to give any notice provided for in this Section 3.4(c), shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be, in each case, in accordance with this Section 3.4.

(d) The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure without compensation or reimbursement by Parent or assume any additional liability in connection with the foregoing.

Section 3.5 Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.4(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent and all references to the “Rights Agent” or “Computershare” herein shall be deemed to refer to such successor Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent, except such rights which survive its resignation or removal under the terms hereunder.

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ARTICLE IV

COVENANTS

Section 4.1 List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company with respect to the shares of Company Common Stock, Company RSUs or Company Stock Options), the names and addresses of the Initial Holders of CVRs within thirty (30) Business Days after the Effective Time.

Section 4.2 Payment of Milestone Payment Amounts. If the Milestone has been achieved prior to the earlier of (x) the Milestone Expiration and (y) the Termination, Parent shall, or shall cause Purchaser to, in accordance with and subject to the achievement of the Milestone prior to the earlier of the Milestone Expiration or Termination, on or prior to the Milestone Payment Date, (i) deposit in the Rights Agent Account, for payment to the Holders who are not Holders of Equity Award CVRs, in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each Holder who is not a Holder of an Equity Award CVR and (ii) deposit with Parent, Surviving Corporation, or their Affiliates, for payment to the Holders of Equity Award CVRs, in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each Holder of an Equity Award CVR. For the avoidance of doubt, the Milestone Payment Amount shall only be paid one time, if at all, subject to the achievement of the Milestone prior to the Milestone Expiration or Termination, and the maximum aggregate potential amount payable under this Agreement shall be $3.00 with respect to the Milestone. If the Milestone has not been achieved prior to the Milestone Expiration, then Purchaser will not be required to make any payment to the Rights Agent or the Holders pursuant to this Agreement in respect of the Milestone.

Section 4.3 Additional Covenants.

(a) Parent shall, and shall cause its Subsidiaries, licensees and rights transferees to, use Commercially Reasonable Efforts to achieve the Milestone as promptly as practicable following the Effective Time; provided that use of Commercially Reasonable Efforts does not guarantee that Parent will achieve the Milestone by a specific date or at all.

(b) In the event that the Milestone has not yet been achieved and Parent desires to consummate a Change of Control prior to the Milestone Expiration, Parent or the Surviving Corporation, as applicable depending upon the structure of the Change of Control, will cause the Person acquiring Parent to assume Parent’s and the Surviving Corporation’s (as applicable depending upon the structure of the Change of Control) obligations, duties and covenants under this Agreement (including, for the avoidance of doubt, Section 6.12). No later than five (5) Business Days prior to the consummation of any Change of Control, Parent will deliver to the Rights Agent an Officer’s Certificate, stating that such Change of Control complies with this Section 4.3(b) and that all conditions precedent herein relating to such transaction have been complied with.

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ARTICLE V

AMENDMENTS

Section 5.1 Amendments without Consent of Holders.

(a) The Parent, Purchaser, and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, without the consent of any Holders, for any of the following purposes:

(i) to evidence the succession of another Person to Parent or Purchaser and the assumption by any such successor of the covenants of Parent or Purchaser herein as provided in Section 6.3;

(ii) to add to the covenants of Parent and Purchaser such further covenants, restrictions, conditions or provisions as Parent, Purchaser and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and to ensure that the CVRs are not subject to any similar registration or prospectus requirement under applicable securities laws outside of the United States; provided that, in each case, such provisions do not change the Milestone, the Milestone Expiration or the Milestone Payment;

(v) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Section 3.4 and Section 3.5;

(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders; or

(vii) if required, to reduce the number of CVRs in the event any Holder agrees to abandon or renounce such Holder’s rights under this Agreement in accordance with Section 2.7 or Section 6.4.

(b) Promptly after the execution by Parent, Purchaser and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth the terms of such amendment.

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Section 5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, Purchaser and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution by Parent, Purchaser and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth the terms of such amendment.

Section 5.3 Execution of Amendments. As a condition precedent to executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent (which may include internal counsel) stating that the execution of such amendment is authorized or permitted by this Agreement. Notwithstanding anything to the contrary herein, the Rights Agent may, but is not obligated to, enter into any such amendment that materially and adversely affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. Each amendment to this Agreement shall be evidenced by a writing signed by each of the Rights Agent, Parent and Purchaser.

Section 5.4 Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, or by overnight courier, or three (3) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

If to the Rights Agent, to it at:

Computershare Inc.

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

Telephone:  (502) 301-6397

Email:    [***]

Attention:  Client Services

If to Parent, to it at:

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Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention:   Group Vice President– Corporate Business Development

With a copy (which shall not constitute notice) to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention:   General Counsel

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:	Sarkis Jebejian, P.C.;

Keri Schick Norton, P.C.;

Steven M. Choi

Telephone:	(212) 446-5944

(212) 446-4827

(212) 390-4069

Email:	[***]

[***]

[***]

Any party may specify a different address by giving notice in accordance with this Section 6.1.

Section 6.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 6.3 Successors and Assigns.

(a) Each of Parent and Purchaser may assign any or all of its rights, interests and obligations hereunder in its sole discretion and without the consent of any other party, (i) to any controlled Affiliate of Parent, but only for so long as it remains a controlled Affiliate of Parent, (ii) to any purchaser, transferee, licensee, or sublicensee that is a pharmaceutical company or biotechnology company with a market capitalization of at least $10 billion or an annual consolidated revenue of at least $1 billion as reflected in such company’s audited financial statements, as of the date of such assignment, of substantially all of the Intellectual Property and other rights (including, without limitation, all data, marketing authorizations and applications for

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marketing authorization), assets, rights, powers, privileges and Contracts, in each case, (A) held, owned or entered into by Parent or its Subsidiaries immediately after the Effective Time and (B) necessary for the production, development or sale of the CVR Products; (iii) in compliance with Section 4.3(b); (iv) otherwise with the prior written consent of the Acting Holders, to any other Person (any permitted assignee under clause (i), (ii), (iii) or (iv), an “Assignee”), in each case, provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent or Purchaser, as applicable, pursuant to the prior sentence. In connection with any assignment to an Assignee described in clauses (i) or (ii) above in this Section 6.3, each of Parent or Purchaser, as applicable, (and the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent or Purchaser, as applicable, hereunder with such Assignee substituted for Parent or Purchaser, as applicable, under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by each of Parent’s successors and each Assignee and each of Purchaser’s successors and each Assignee, as applicable. Subject to compliance with the requirements set forth in this Section 6.3 relating to assignments and Section 4.3(b), this Agreement shall not restrict Parent’s, Purchaser’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s successors and Assignees, and each of Purchaser’s successors and Assignees, as applicable, shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent or Purchaser, as applicable.

(b) The Rights Agent may not assign this Agreement without Parent’s written consent other than as permitted by this Section 6.3(b). Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3(b) shall be void and of no effect. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.4(b). The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 6.3(b).

Section 6.4 Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, Purchaser, Purchaser’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted CVR Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted CVR Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted CVR Transfer may agree to

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renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. Except for the rights and immunities of the Rights Agent set forth herein, the Acting Holders are intended to be third-party beneficiaries hereof, and will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights (provided that the foregoing shall not limit the ability of an individual Holder to seek a payment due from the applicable party pursuant to Section 4.2 solely to the extent such payment amount has been finally determined in accordance with this Agreement and has not been paid within the period contemplated by this Agreement). Reasonable expenditures incurred by such Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. The Acting Holders acting pursuant to this provision on behalf of all Holders shall have no liability to any of the Holders for such actions.

Section 6.5 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided that each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.5(C).

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Section 6.6 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule, law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 6.7 Counterparts. This Agreement may be executed and delivered (including by executed signatures in electronic format (including “pdf”) and other electronic signatures (including DocuSign and AdobeSign) in each case transmitted by email) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 6.8 Termination. This Agreement will automatically terminate and be of no force or effect, the parties hereto will have no liability or obligations hereunder (other than with respect to monies due and owing by Parent or Purchaser to the Rights Agent in respect of the Rights Agents’ services hereunder and any services to be performed by the Rights Agent under Section 2.4(f) hereof), and no payments will be required to be made, upon the earliest to occur of (such time, the “Termination”) (a) the failure to achieve the Milestone before the Milestone Expiration, (b) (i) the mailing by the Rights Agent to the address or (ii) the payment by the Rights Agent by wire transfer of immediately available funds to the account, of each Holder as reflected in the CVR Register the last of the Milestone Payment Amounts (if any) required to be paid under the terms of this Agreement, and (c) the delivery of a written notice of termination duly executed by Parent, Purchaser and the Acting Holders. For the avoidance of doubt, the right of any Holder to receive the Milestone Payment with respect to the Milestone, and any covenants and obligations of Parent and Purchaser (other than pursuant to Section 2.4(d)), shall be irrevocably terminated and extinguished if the Milestone is not achieved before the earlier of the Milestone Expiration and the Termination. Notwithstanding the foregoing, no termination shall affect any rights or obligations accrued prior to the effective date of such termination or Sections 6.4, 6.5, 6.6, 6.7, 6.9, 6.12 or this Section 6.8, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

Section 6.9 Entire Agreement. This Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersede all prior agreements, written or oral, among the parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, then solely with respect to the Rights Agent, this Agreement will govern and be controlling.

Section 6.10 Further Assurances. Subject to the provisions of this Agreement, Parent and the Rights Agent will, from time to time, do all commercially reasonable acts and things and execute and deliver all such further documents and instruments, as Parent and the Rights Agent may reasonably require for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

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Section 1.6

Section 6.11 Force Majeure. Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Parent or any of its Subsidiaries will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics, epidemics, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor disputes, strikes, or shortages, war or civil unrest, it being understood that such parties shall use commercially reasonable efforts to resume performance as soon as reasonably practicable under the circumstances.

Section 6.12 Legal Holiday. In the event that the Milestone Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Milestone Payment Date.

Section 6.13 Obligation of Parent. Parent shall ensure that Purchaser and the Surviving Corporation duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to Purchaser or the Surviving Corporation under this Agreement, and Parent shall be jointly and severally liable with Purchaser and the Surviving Corporation for the performance and satisfaction of each of said covenants, obligations and liabilities. References to Purchaser herein apply to the Surviving Corporation from and after the Effective Time.

Section 6.14 Confidentiality. The Rights Agent and Parent agree that all books, records, information and data pertaining to the business of the other party, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of a Governmental Body of competent jurisdiction or is otherwise required by law or regulation.

[Remainder of Page Left Blank Intentionally]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

ELI LILLY AND COMPANY

By:
Name:
Title:

RIDGEWAY ACQUISITION CORPORATION

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

COMPUTERSHARE TRUST COMPANY, N.A., and COMPUTERSHARE INC.,
on behalf of both parties

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]